



05012736

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antisoma plc

*CURRENT ADDRESS West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34926 FISCAL YEAR 6/30/04

* Complete for initial submissions only ** Please note name and address changes

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DAT : 11/21/05


ANTISOMA



Targeting cancer

Annual Report and Accounts: year ended 30 June 2004

1 IN 3

The lifetime risk of developing cancer is around 1 in 3 in western countries.

Contents

Targeting Cancer

There remains an urgent need for alternative medical strategies to improve survival and quality of life for cancer patients.

Antisoma develops novel products for the treatment of cancer

YEAR IN FOCUS

Clinical pipeline developments
- AS1404 completes phase I and begins phase II programme with lung cancer trial
- AS1405 begins phase I trials against brain cancer glioma
- R1549 discontinued after phase III trial results

Licensing deals
- Programme of telomere targeting agents (TTAs) licensed from Cancer Research Technology
- ATTACK programme fully acquired from collaboration with EMD-Lexigen (in July 2004)

Management and finances
- Ursula Ney appointed as Chief Operating Officer
- £14.1 million raised through placing and open offer
- Cash and liquid resources at 30 June 2004 of £38.8 million

FINANCIAL HIGHLIGHTS

	2004 £'000	2003 £'000
Turnover	**18,118**	11,837
Research and development expenses	**(16,584)**	(13,033)
Group operating loss	**(3,126)**	(5,375)
Loss after tax	**(608)**	(3,299)
Loss per ordinary share (basic and diluted)	**(0.25)p**	(1.5)p
Cash and liquid resources	**38,833**	33,995
Shareholders' funds	**29,492**	15,989

Acquisition

Licensing of drug candidates into pipeline

Development

Preclinical development

ANTISOMA AT A GLANCE

Antisoma's objective is to build a sustainable business by developing and commercialising new and improved therapies for cancer.

Company profile

Antisoma specialises in the development of drugs used in the treatment of cancer. It currently has three drugs in clinical trials and three major preclinical drug programmes. The Company is listed on the London Stock Exchange. As at June 2004, Antisoma employed a total of 63 staff based at two locations in London, UK. The Company is led by a Board and Management Team whose members have all held senior positions in the pharmaceutical, biotechnology or financial industries.

Focus on cancer

Antisoma focuses on cancer because it is an area of high unmet medical need, and therefore provides many commercial opportunities. Demand for cancer drugs continues to increase, fuelling the growth of a market that is expected to be worth $56 billion per year by 2008 (source: Datamonitor). With most cancers still poorly treated, considerable investment is being made in novel approaches to the disease, providing Antisoma with a wide choice of early-stage drugs from which to license products for development.

Focus on development

Antisoma's expertise lies in the development of drugs rather than their initial discovery. Antisoma therefore fills its pipeline by acquiring promising product candidates from internationally recognised academic institutions or commercial enterprises. This is described as a 'search and develop' approach. The Review of operations on page 6 provides details of the core activities that support this model.

Development

Early clinical trials
(phases I and II)

Development

Late clinical trials
(phase III)

Commercialisation

Drugs marketed through alliances
or other routes

Collaborations and partnerships

Antisoma has forged strong partnerships and collaborations, most notably the strategic alliance formed with Roche in November 2002. This alliance provides Antisoma with ongoing financial benefits in return for worldwide rights to its products AS1404 and R1550 and an option on drugs entering trials until November 2007. Antisoma also has research collaborations with a number of prestigious institutions such as the US National Cancer Institute and the London School of Pharmacy.

Commercialisation

Antisoma has two distinct routes to bring its products to market. Products that fit within Roche's oncology portfolio will be commercialised through the alliance. These will generally be products with high sales potential. Exploiting their value fully depends on substantial investment in development and marketing, so collaboration with a major pharmaceutical company is the best way to optimise the return for Antisoma's shareholders. Returns are realised through progress-based milestone payments and royalties on any sales by Roche.

Any promising products not optioned by Roche will be developed by Antisoma independently. Such products may have lower sales potential (as, for example, with the niche product AS1405), but may also require less investment to reach the market. Smaller market products can provide attractive returns if the Company pursues their development independently to a late stage, allowing it to retain a high proportion of sales revenues.

Pipeline products

Drugs in development at Antisoma include both 'new biological entities' (such as antibodies) and 'new chemical entities' ('traditional' small-molecule drugs).

AS1404 is a small-molecule vascular targeting agent that selectively disrupts tumour blood vessels. This mechanism gives it potential against a wide variety of tumours. AS1404 completed phase I trials this year and in September 2004 started a phase II programme of combination studies. The first of these is evaluating the combination of AS1404 with the established drugs carboplatin and paclitaxel in non-small cell lung cancer. Further trials will examine combinations of AS1404 with other drugs in different cancers.

R1550 is an antibody that targets a cell-surface protein called MUC1. By attaching itself to tumour cells, this drug may help the immune system to identify and destroy them. Roche is conducting a phase I trial of R1550 in metastatic (spreading) or locally advanced breast cancer.

AS1405 is a radiolabelled antibody that targets oncofoetal fibronectin, a protein that is found in marked quantities in and around the blood vessels of certain tumours. A phase I trial is testing this drug in patients with the brain cancer glioma.

Major preclinical programmes are Antisoma's telomere targeting agents (TTAs), 'ATTACK' therapy with the antibody-cytokine drug AS1409 and the targeted apoptosis drug AS1406. For further details, visit www.antisoma.com

JOINT CHIEF EXECUTIVE AND CHAIRMAN'S STATEMENT

Antisoma's development programmes are gaining momentum despite the discontinuation of R1549.

Antisoma has had a year of mixed fortunes, providing a good illustration of both the risks and the potential in the drug development business. The year's events also serve to highlight the steps we have taken over a number of years to manage the risks intrinsic to our business, and how we have prepared the Company to make the most of future opportunities.

When R1549 failed to demonstrate a benefit in its pivotal trial, we experienced a major share price fall and lost the prospect of reaching profitability in the short term. This was not the outcome we had hoped for but it was one of the results we had planned for, knowing that even amongst drugs reaching phase III trials there is a significant possibility of failure. When the R1549 result was announced in April, we were in the advantageous position of having three other drugs in clinical trials, each based on different technology, as well as a promising pipeline of preclinical drugs and almost £40 million in cash. The depth and diversity of our pipeline and the availability of resources to advance it were the result of the Group's long-term vision to acquire and develop a robust pipeline, thereby avoiding dependence on a single product candidate.

Progress across the remainder of our pipeline has been solid. We have secured new cash resources to advance priority programmes such as AS1404 and to add further to our drug portfolio. We have also strengthened our management team to deal with the increasing scale and diversity of our operations. Our partnership with Roche remains strong and we look forward to entering the third year of our alliance whereby Roche co-develops products from the Antisoma pipeline and will commercialise those that reach the market. This alliance continues to be a positive endorsement of our technology and expertise in oncology.

Progress across the pipeline

In March we announced that AS1404 had successfully completed phase I trials and would be progressing to a phase II programme of combination studies. We announced in September 2004 the start of the first such study, combining AS1404 with carboplatin and paclitaxel in the treatment of non-small cell lung cancer. This makes us one of a very small group of companies that have reached efficacy trials with small-molecule 'vascular targeting agents', drugs designed to shut down established tumour blood vessels.

Also in March we announced the entry to clinical trials of AS1405, an antibody-based drug for the brain cancer glioma. A trial in the United States is evaluating AS1405 given to patients who have suffered a relapse of their cancer after initial treatment. These patients have then had their tumours surgically removed, and are receiving the drug as an additional treatment, with the aim of preventing or delaying further regrowth of the cancer. As the prognosis for glioma patients, especially those with recurrent disease, is very poor, the need for new treatments is urgent. The phase I trial will provide information on safety and dosing as well as looking for any signs of anti-tumour activity.

Our third clinical product, R1550, has now been successfully transferred to Roche for development. A phase I trial in the US is recruiting patients with metastatic (spreading) or locally advanced breast cancer, building on an earlier trial which showed that the drug was well tolerated in breast cancer patients.

During the year, we announced the discontinuation of trials on AS1403 following an imaging study. Though this antibody was found to bind to tumours, the overall results failed to meet our internal criteria for continuing investment. The decision to stop development of AS1403 illustrates how, with a broadening pipeline, we are prepared to shift resources rapidly to those projects with the best prospects of providing a return.

Advances in our pipeline have been recognised externally, with data from our programmes having been accepted at the three most prestigious cancer conferences of the past year: American Society of Clinical Oncology (ASCO), American Association of Cancer Research (AACR) and American Society of Hematology (ASH).

New products licensed

We have licensed two exciting programmes into our preclinical pipeline during the year. In September 2003, we acquired a programme of telomere targeting agents (TTAs) from Cancer Research Technology. These drugs, developed at the Institute of Cancer Research and the London School of Pharmacy by Professor Stephen Neidle, work by interfering with 'telomeres', structures found at the end of each of the chromosomes into which human DNA is packaged. Telomeres are fundamental to the immortality that allows cancer cells to grow unchecked, so drugs that disrupt them have broad potential as cancer therapeutics.

In November, we announced that we had been collaborating with EMD-Lexigen, a subsidiary of Merck KGaA,

"WE HAVE A STRONG PORTFOLIO OF CANCER DRUGS, THE PEOPLE AND CASH TO DEVELOP OUR PIPELINE, AND A VALUABLE ALLIANCE WITH ROCHE."

Dr Barry Price, Chairman

on a programme to combine a cytokine – a protein messenger that acts as a co-ordinator in the immune system – called IL12 with one of Antisoma's tumour-targeting antibodies, BC1. We describe such combinations as ATTACK (Antitumour Therapy with Targeting Antibodies and CytoKines). Having presented promising animal data at the American Association of Cancer Research, we announced in July that we had bought out Lexigen's half-stake in the programme and would accelerate its progress towards clinical trials under the name AS1409.

Management strengthened

In February, we welcomed Dr Ursula Ney to the newly created position of Chief Operating Officer and to the Board of Antisoma plc. Dr Ney has a wealth of experience in all aspects of drug development, gained in both large pharmaceutical and biotech companies. Reporting to Glyn Edwards, she is now responsible for both the Company's established development programmes and the acquisition of new drugs by in-licensing. We also welcomed Birgit Norinder as a new Non-Executive Director during the year. Ms Norinder serves on the boards of a number of biotechnology companies, and previously held senior executive positions in R&D in several international pharmaceutical companies.

Our operational senior management has been strengthened by the addition of Dr David Scales (Director of Product R&D) and Sharon Grimster (Director of Project Management and Manufacturing), whilst Nicholas Adams has been promoted to Business Development Director.

Dr James Coombes retired during the year from his position as Senior Non-Executive Director, and Business Development Director Bart Wuurman left to become CEO of De Novo Pharmaceuticals. We would like to take this opportunity to wish them both well for the future.

Robust finances

We ended the year with approximately £38.8 million in cash and liquid resources compared with £34 million last year. Ongoing investment in an increasingly broad pipeline of cancer drug candidates led to an increase in our operating expenses to £21.2 million from £17.2 million last year. Notwithstanding this increased investment, we have successfully enhanced our cash resources through a placing and open offer, which completed in December 2003, and through our strategic alliance with Roche.

Our revenues increased to £18.1 million from £11.8 million last year. This reflects reimbursement by Roche of development costs incurred for R1549 and R1550 during the period (£8.7 million) and ongoing recognition of revenues from upfront payments made under our 2002 deal with Roche (£9.4 million). The increased revenues mean that despite the increase in our operating expenses our losses fell from £3.3 million last year to £0.6 million in 2004.

For full details, see the Financial review on pages 8 and 9.

Significant newsflow ahead

Antisoma moves into the next year with confidence based on the depth and diversity of our cancer drug pipeline, our ongoing partnership with Roche and our strong cash position. The start of phase II trials on AS1404 is indicative of Antisoma's determination to push its products forward and realise their value. Our goal is to progress multiple products through late-stage development to create the best possible chance that one or more will reach the market within the next few years. Commercialisation of any of our products would generate substantial shareholder returns. To maximise our chances of success, we will continue to enhance our product portfolio, including the acquisition of a clinical phase product to further strengthen our later stage pipeline.

Glyn Edwards
Chief Executive Officer

Barry Price
Chairman

"OUR SEMI-VIRTUAL STRUCTURE HAS GIVEN US REMARKABLE FLEXIBILITY IN OUR APPROACH TO DRUG DEVELOPMENT, ENABLING US TO BUILD A TRULY DIVERSE PORTFOLIO."

Dr Ursula Ney, Chief Operating Officer

REVIEW OF OPERATIONS

Antisoma's operating strategy reflects the Company's clear focus on drug development.

Operating strategy

Antisoma is a 'semi-virtual' company that relies on external collaborators and contractors to execute many aspects of its programmes. This is a cost-effective approach and allows the Company to maintain a high degree of flexibility in its operations. Success with this model depends critically on a small but highly skilled group of staff to source new products, plan preclinical and clinical development programmes and guide the work done outside the Company.

By applying the expertise highlighted in this section, we have been able to develop a portfolio of drugs covering a range of different cancer types and market opportunities and encompassing a repertoire of distinct technologies.

Product Research and Development

Following the appointment of Dr Nigel Courtenay-Luck as Chief Scientific Officer last year, we have recruited Dr David Scales as Director of Product Research and Development. Our scientific staff have two key roles. First, they support product development, as exemplified by work now being undertaken at our laboratory to develop an efficient production process for AS1409 and characterise its anti-cancer activities prior to clinical trials. Secondly, they are involved in the search for, and critical evaluation of, new licensing opportunities, a function in which the Chief Scientific Officer has a major role.

Included in David's team is the Regulatory Group, which supports our dealings with worldwide regulatory authorities throughout the product lifecycle. During the past year, their work has included the IND (Investigational New Drug) application to start clinical trials on AS1405 and obtaining regulatory approval for the start of new trials on AS1404.

Clinical Group

Our Clinical Group, led by Dr Miroslav Ravic, is responsible for designing and implementing our clinical trials programme. During the past year, we have initiated three studies and completed three. These trials have spanned three continents and involved the co-ordination of multiple contract research organisations (CROs). Recent work has included the planning of a phase II programme of combination studies for AS1404, which will thoroughly test this promising drug in a range of cancers. The first of these studies started in September 2004.

ANTISOMA'S DRUG PIPELINE

Drug	Cancer type	Partner	Preclinical	Phase I	Phase II	Phase III
AS1404 (DMXAA)	Lung, other solid tumours	Roche	●●●●●●●	●●●●●●●	●	
R1550 (huHMFG1)	Breast	Roche	●●●●●●●	●●●●		
AS1405 (^{90}Y-muBC1)	Glioma (brain)	Unpartnered	●●●●●●●	●●		
Telomere targeting agents			●●●●			
AS1409 (huBC1-huIL12)			●●●●			
AS1406 (huHMFG1-RNase)			●●●			

Business Development Group

Our Business Development Group, led by Nicholas Adams, is the driving force behind the licensing deals concluded this year with Cancer Research Technology to bring in the programme of telomere targeting agents (TTAs) from the London School of Pharmacy and with EMD-Lexigen to gain full ownership of the ATTACK agent AS1409. Licensing activity is critical to our strategy of maintaining a balanced portfolio of products at different stages of development. The Business Development Group also has a broader role in building our alliances and collaborations, exemplified by our ongoing relationships with the London School of Pharmacy for TTAs and with the group in New Zealand who originally developed AS1404. A dedicated relationship manager in the Group also keeps us in close touch with the work that Roche is doing on R1550.

Project Management and Manufacturing Group

We have recently appointed Sharon Grimster to head our new Project Management and Manufacturing Group. A dedicated project management function allows us to co-ordinate the complex and multidisciplinary activity required in modern drug development programmes. The manufacturing team works with our internal process development experts and external contract manufacturing organisations (CMOs) to deliver cost and time-effective manufacture of our diverse portfolio of products. A recent achievement has been the manufacturing of AS1405, which involves linking of three separate components.

FINANCIAL REVIEW

Antisoma's robust finances support its development objectives.

Summary

- Our year-end cash and liquid resources were approximately £39 million and with net cash outflow of approximately £9.6 million from operating activities the Group retains considerable financial flexibility to invest in its pipeline and to take advantage of any new opportunities that may arise.

- Our finances were augmented with the issue of new equity capital in a placing and open offer, which raised £14.1 million net of expenses in December 2003, and also through our alliance with Roche, which has generated further revenues of £8.7 million in the year related to the development of R1549 and R1550.

- Total investment in development has increased to £16.6 million this year from £13.0 million in 2003, reflecting our commitment to build a sustainable oncology business and further develop our portfolio. We completed a phase I study of AS1404 during the year, and in September 2004 we announced the start of a phase II programme to evaluate this drug in combination with other cancer treatments. We have also initiated our first clinical trial of AS1405, a drug for the brain cancer glioma. Our third clinical programme, R1550, has been fully funded by Roche since November 2002, and is now also being managed operationally by Roche. A phase I trial of R1550 is ongoing in breast cancer. During the year we obtained an exclusive licence to a programme of telomere targeting agents (TTAs) developed at the London School of Pharmacy and began work to select a lead drug candidate suitable for clinical trials.

- Total revenues were £18.1 million for the year ended 30 June 2004 compared with £11.8 million in the previous year.

- Net loss was £0.6 million (2003: £3.3 million). Net loss per share was 0.25p (2003: 1.5p).

Results of operations

Roche alliance

Under our strategic alliance with Roche signed in November 2002, Roche paid £4.15 million for 20.7 million new ordinary 1p shares (then representing 9.09% of our issued ordinary share capital) and made further upfront payments to Antisoma totalling £23.2 million, in return for exclusive worldwide rights to the products then in clinical development and a five-year option on new oncology products entering clinical trials. Subsequently the alliance has generated additional revenues for Antisoma of £5.2 million in the period November 2002 to 30 June 2003 and £8.7 million in the year ended 30 June 2004. These additional revenues relate to the funding of development of R1549 and R1550.

Revenues

Total revenues for the year ended 30 June 2004 were £18.1 million (2003: £11.8 million). Revenues include £8.7 million (2003: £5.2 million) in relation to the development costs for R1549 and R1550 as mentioned above and £9.4 million (2003: £5.3 million) for the recognition of part of the £23.2 million non-refundable upfront payments from Roche for product rights. The balance of £8.5 million from Roche's upfront payments will be recognised in the profit and loss account in future periods. Revenues related to development costs and revenues recognised from the Roche upfront payment are expected to fall after 31 December 2004 as the closedown of the R1549 programme is concluded.

Losses

Antisoma made a loss of £0.6 million in the year compared with a £3.3 million loss in the previous year. This reduction was due to increased revenues (as set out above) and higher bank interest received offset by an increase in operating expenditure.

Total operating costs have increased to £21.2 million from £17.2 million last year. Research

"AT THE YEAR END, ANTISOMA HAD ALMOST £39 MILLION, PROVIDING US WITH SUBSTANTIAL RESOURCES TO DEVELOP OUR PIPELINE."

Raymond Spencer, Chief Financial Officer

and development costs are £3.6 million higher at £16.6 million and administrative expenses are £4.6 million from £4.2 million in 2003. Development costs on R1549 were £0.7 million higher at £5.7 million. The Group has increased expenditure on developing other products by £2.9 million to £10.9 million. Development costs also include £0.7 million (2003: £nil) amortisation of intangible assets. The increase in administrative expenses is due to a general increase in corporate activity and to additional facilities costs.

The Directors expect that development expenditure will be lower in 2005 as the reduction in expenditure by Antisoma on R1549, following its discontinuation, and R1550, following full transfer of this programme to Roche, will exceed the anticipated increases in expenditure on other programmes.

Taxation

The profit and loss account shows a taxation credit of £1.2 million for Research and Development tax relief (2003: £1.1 million) in respect of qualifying expenditure incurred in the previous financial year and claimed in the current financial year. The Group is entitled to claim further Research and Development tax relief in respect of qualifying expenditure incurred in the year ended 30 June 2004; provision will be made in the profit and loss account following the submission of any claim.

Liquidity and capital resources

On 30 June 2004, Antisoma had cash and liquid resources of £38.8 million (2003: £34.0 million). Net cash outflow from operating activities in the year was £9.6 million (2003: £9.2 million cash inflow) due principally to the operating loss adjusted for the recognition of revenues from Roche that were received in the year ended 30 June 2003.

Antisoma is an early-stage biopharmaceutical company with a history of operating losses. These losses have arisen mainly from the costs of investing in product research and development and general administrative costs. The Group expects to continue to incur operating losses for a number of years. The Group's principal sources of finance are the issues of new equity share capital to shareholders together with revenues from out-licensing of products in development to third parties. On 19 and 24 December 2003, the Company issued 38,010,941 new ordinary shares of 1p each at a price of 40p per share for a total cash consideration of £15.2 million (£14.1 million net of expenses).

Net cash inflow from returns on investments and servicing of finance was £1.3 million (2003: £0.9 million). Changes in returns on investments reflect differences in average cash balances and interest rates received on invested funds.

Prepayments and accrued income of £1.9 million (2003: £3.1 million) represent primarily amounts accrued and not yet invoiced to Roche relating to costs of development of R1549 and R1550 for the quarter ended 30 June 2004. Accruals and deferred income includes the balance of £8.5 million (2003: £17.9 million) of the non-refundable upfront payments from Roche for product rights. This will be recognised as revenue in future periods.

Capital expenditure during the year was £1.1 million on laboratory fixtures, fittings and equipment and £0.4 million on office fixtures and fittings to extend occupation at our laboratories at St George's Hospital, London, and our offices in Ealing, London. Authorised and contracted capital expenditure at 30 June 2004 was £nil. Capital expenditure in 2005 is expected to be significantly lower than that in 2004.

Losses per share

Losses per share were 0.25p compared with 1.5p in 2003.

Raymond Spencer
Chief Financial Officer

DIRECTORS AND SENIOR MANAGEMENT

1• Barry Price, BSc, PhD, FRSC
Non-Executive Chairman
Barry, 61, was appointed to the Board of Antisoma in April 1997, and became Chairman in February 1998. He is also a Non-Executive Director of Shire Pharmaceuticals plc and Pharmagene plc and Chairman of BioWisdom Ltd. He has previously held the positions of Director at Chiroscience plc and Celltech Group plc, and Director of Primary Production at Glaxochem Ltd.

2• Glyn Edwards, BSc, MBA
Chief Executive Officer
Glyn, 49, was appointed Chief Executive Officer in March 1998. He is an Executive Director of Antisoma plc, Antisoma Research Ltd, and Cancer Therapeutics Ltd. He is also a Director of Elara Associates Ltd. Prior to joining Antisoma, he was Director of Business Development at Therapeutic Antibodies.

3• Ursula Ney, BSc, PhD, MBA
Chief Operating Officer
Ursula, 52, was appointed Chief Operating Officer in February 2004. She has also been appointed to the Board of Antisoma plc. Prior to this she was Chief Executive Officer of Charterhouse Therapeutics Ltd. Before her time at Charterhouse she spent 14 years at Celltech where she was Director of Development and served on the Board.

4• Raymond Spencer, BSc, ACA
Chief Financial Officer
Raymond, 49, was appointed Chief Financial Officer in October 1996. He is an Executive Director of Antisoma plc, Antisoma Research Ltd, and Cancer Therapeutics Ltd. He qualified as a Chartered Accountant with KPMG and, prior to joining Antisoma, was Finance Director at Cambridge Molecular Technologies Ltd.

5• Grahame Cook, MA, FCA
Non-Executive Director
Grahame, 46, was appointed Non-Executive Director in July 1999. He has 17 years of investment banking experience and is a chartered accountant. He was until 2003 Chief Executive Officer of West LB Panmure. He was a Managing Director in Investment Banking at UBS Ltd from 1995 to 1998 and a member of UBS's Global Investment Banking Management Committee. He was a founder member of the TechMARK Advisory Committee.

6• Michael Pappas, LLB, CA
Non-Executive Director
Michael, 48, was appointed Non-Executive Director of Antisoma Research Ltd in 1993 and of Antisoma plc on formation of the Company, in October 1996. He has a degree in law and is a member of the Institute of Chartered Accountants of Scotland. Michael is a Director of Kudos Independent Financial Services Ltd.

7• Birgit Norinder, BSc
Non-Executive Director
Birgit, 55, was appointed Non-Executive Director in December 2003. She is a trained pharmacist and has held senior executive positions in R&D in Pharmacia & Upjohn Corp. She has also held senior R&D positions at Glaxo Group Research Ltd, Astra Research Centre AB, Pfizer Inc and Parke Davis AB. She has been Chief Executive Officer and Chairman of Prolifix Ltd and currently serves on the boards of a number of biotechnology companies.

8• Ann Hacker, BSc
Non-Executive Director
Ann, 53, was appointed Non-Executive Director in July 2002. She was formerly Chief Executive Officer of Metris Therapeutics Ltd, and was previously a Non-Executive Director of Profile Therapeutics plc, Board Director of Glaxo Pharmaceuticals plc, Chief Executive Officer of Biocompatibles International plc and Group Chief Executive of Deltex Medical Ltd. Ann is also a Director of Sitka Health Fund VCT plc and Alchimer SA.

9• Nigel Courtenay-Luck, PhD
Chief Scientific Officer
Nigel, 52, was appointed Chief Scientific Officer in 2003, having previously held the position of Technical Director. He is also a Non-Executive Director of Herbal Healthcare Ltd and is a Senior Lecturer in Immunology at London's Hammersmith Hospital.

10• Miroslav Ravic, MD, PhD
Chief Clinical Officer
Miroslav, 55, was appointed Chief Clinical Officer in September 2002. He was formerly Director of Clinical Research and Development, Europe, for the leading Japanese pharmaceutical group Eisai. Before joining Eisai he worked at Boehringer Ingelheim as well as holding academic and clinical posts.

11• Nicholas Adams, BSc
Director of Business Development
Nick, 40, was appointed Director of Business Development in November 2003. Prior to this he was Business Development Manager of Antisoma for four years. Before joining Antisoma, Nick held R&D positions at Ciba-Geigy, Eisai Ltd and Cephalon Inc.

12• David Scales, LLM, PhD, FRCPath
Director of Product Research and Development
David, 52, joined Antisoma in March 2004 as Director of Product Research and Development. He previously led Research and Development for Strakan Pharmaceuticals and then Charterhouse Therapeutics. Prior to moving into the biotechnology industry he spent 18 years with Glaxo as a Vice President and Director with responsibility for drug metabolism, toxicology and regulatory affairs.

13• Sharon Grimster, BSc
Director of Project Management and Manufacturing
Sharon, 45, was appointed Director of Project Management and Manufacturing in April 2004. Previously she spent several years at Celltech in a variety of research, manufacturing and project management roles. Following the mergers of Celltech with Chiroscience and Medeva, Sharon became Head of Biologics Manufacturing Development. She has most recently been a Director of Westerly Projects Ltd.

Directors' report

The Directors present their report and the audited financial statements for the year ended 30 June 2004.

Principal activity
The principal activity of the Group during the year was pharmaceutical research and development.

Developments during the year and future prospects
We have continued to develop our product pipeline, both by advancing our existing portfolio and by in-licensing new agents. A full review of the business and future developments is given in the Joint Chief Executive and Chairman's statement on pages 4 and 5.

Dividends
No interim dividend was declared during the year and the Directors do not recommend payment of a final dividend.

Research and development
A description of the Group's research and development activities is given on pages 6 and 7.

Directors
The Directors who held office during the year or were appointed after the year-end were as follows:

Executive Directors
Glyn Edwards
Raymond Spencer
Ursula Ney – appointed 23 February 2004

Non-Executive Directors
Barry Price (Chairman – Independent)
Grahame Cook (Independent)
James Coombes (Independent) – resigned 9 December 2003
Michael Pappas
Ann Hacker (Independent)
Birgit Norinder (Independent) – appointed 9 December 2003

Biographical details of the Directors are given on pages 10 and 11.

Directors' interests
The interests of Directors in the shares and options of the Company are given in the report of the Board on remuneration on pages 16 to 19. None of the Directors had a material interest at any time during the year in any contract of significance other than a service contract with the Company or any of its subsidiaries. Information regarding Directors' service contracts is given on page 17 within the report of the Board on remuneration.

Major interest in shares
No single person directly or indirectly, individually or collectively, exercises 'control' over the Company. The Directors are aware of the following persons, other than Directors, who had an interest in 3% or more of the issued ordinary share capital of the Company as at 1 September 2004.

	Number of ordinary shares	Percentage of issued ordinary share capital
Leventis Holding SA	28,293,378	10.63%
Roche Finance Limited	20,733,240	7.79%
BVF Partners L.P.	15,500,000	5.82%

No other person has notified any interest in the ordinary shares of the Company required to be disclosed to the Company in accordance with sections 198 to 208 of the Companies Act 1985 and representing material interests of 3% or more or any non-material interest of 10% or more of the issued ordinary share capital of the Company.

Employees
The Directors are committed to continuing involvement and communication with employees on matters affecting both the employees and the Company. A full review of the policies relating to employees is given in the Corporate social responsibility review on pages 14 and 15.

Health, safety and environment
The Directors are committed to ensuring the highest standards of health and safety, both for their employees and the communities within which the Company operates. The Directors are also committed to minimising the impact of the Company's operations on the environment. A full review of the policies relating to health and safety and the environment is given in the Corporate social responsibility review on pages 14 and 15.

Charitable and political donations
No donations were made during the year to charitable or political organisations within the UK.

Creditor payment policy
The Group seeks to abide by the payment terms agreed with suppliers whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. The Group does not have a standard code of conduct which deals specifically with the payment of suppliers.

The average creditor days for the Group during the year were 28 days and for the Company were nil.

International Financial Reporting Standards
Antisoma's first full financial statements disclosure under IFRS will be made for the year ended 30 June 2006, and its first IFRS-compliant interims will be made for the six months ending 31 December 2005. The Directors are committed to ensuring that the transition to IFRS is actively managed and will ensure that the auditors are engaged throughout the process.

Annual General Meeting
The Notice convening the Annual General Meeting, which will take place at 2pm on 23 November 2004 at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD, was sent out to shareholders on Thursday 30 September 2004. Details of the business to be transacted at the AGM can be found in the separate circular to shareholders that accompanies this document.

By order of the Board

Raymond Spencer
Company Secretary

Corporate social responsibility review

Antisoma's business of developing drug candidates for the treatment of cancer is intended to be of benefit to many people worldwide and to satisfy the unmet clinical need for more effective and better-tolerated products.

The Group is committed to operating its business in accordance with its corporate social responsibilities to all stakeholders including shareholders, employees, patients, the environment and the communities in which we operate. Our corporate social responsibility framework is evolving over time and our approach to our responsibilities has developed from our internal policies and the well-established culture of the Group. The Board aims to discharge its corporate social responsibilities by identifying risks arising from our operations and assessing the likelihood of occurence and impact of these risks. We constantly strive to develop and improve our approach. The Group conducts its operations with a view to minimising any possible adverse impact on the local community.

The Group complies with the BioIndustry Association (BIA) Code of Practice. We play an active role in the BIA and within the Young BioIndustry Association, which seeks to promote understanding of the industry and biological sciences in higher education.

Shareholders
Antisoma complies with disclosure rules under its listing obligations on the London Stock Exchange and is committed to sharing details of its progress evenly with all stakeholder groups.

The Group understands the importance of communication and has a dedicated Corporate Communications team, which works to keep our various stakeholders regularly informed of relevant information affecting the Group and their interests. The Group's website also serves the specific interests of its different stakeholders.

The Group voluntarily delisted from Nasdaq Europe in September 2003 prior to the closure of this market. The Group is therefore no longer bound by its obligation to produce quarterly financial statements. Antisoma will continue to keep shareholders informed through regular progress announcements and the provision of half-year and full-year financial statements.

FTSE4Good
Antisoma has been a constituent of the FTSE4Good Index since Spring 2003. This index was designed to measure the performance of companies that meet globally recognised corporate responsibility standards.

Employees
The Group recognises that its success depends upon attracting, retaining and motivating skilled people and has designed its remuneration policy accordingly, in order to maintain the steady growth of the business. Employees' salaries are benchmarked and all staff are members of the Company Share Option Plan. In addition, all staff are eligible to join the pension plan and private healthcare scheme.

There is regular formal communication between management and staff, including internal communication through regular staff meetings. Management has an open door policy and employees can raise questions about the Group or their employment easily and get issues resolved quickly. Staff appraisals are carried out once a year and annual objectives are set in July of each year. Staff are encouraged to consider their objectives within the framework of the organisation as a whole, thus promoting both greater efficiency and a sense of shared achievement.

We are committed to giving equal opportunities to all groups of people, irrespective of background, and have a careers section on our website that includes information about current vacancies and about our recruitment policy. Our aim is to recruit the best staff in the industry, and we believe in maximising every employee's potential. Three of our eight Board members are women.

We encourage in-house training and support staff in further study where appropriate. Subscriptions to key publications, the provision of a well-stocked library and circulation of pertinent articles support ongoing education in the workplace. The Company strives to accommodate employees' needs in order to enable them to balance their working and home life.

The Group aims through its Directors, employees and agents to conduct its business to the highest standards and with honesty and integrity at all times. The Staff Handbook sets out the Group's policies, with which employees are expected to comply, and includes guidance relating to standards of conduct, equal opportunities, gratuities, harassment and whistle-blowing.

Corporate social responsibility review continued

Partners
The Group works with a variety of partners to carry out the appropriate studies for the development of each of our products. Contractors are chosen based on technical ability, capacity, geographical location and quality standards. The quality standards used in human pharmaceutical development are GCP (Good Clinical Practice), GLP (Good Laboratory Practice) and GMP (Good Manufacturing Practice). We ensure that our partners are using the appropriate standards for work being performed on our behalf.

The Group is committed to sharing information with the wider scientific community. Members of staff participate in a variety of scientific forums in the cancer research field, and we regularly present and publish our own work.

Health and Safety
The Group is committed to the promotion of Health and Safety for all employees and others who are engaged in or who may be impacted by the Group's operations. The Board is aware of its legal and moral obligations for Health and Safety at work and is committed to preventing accidents and minimising occupational ill health. The Group's policies relating to Health and Safety are set out in the Safety Code of Practice and the Staff Handbook. Our procedures are monitored and improvements identified through periodic external audits and internal safety inspections. The Group's Health and Safety Committee meets quarterly to discuss issues and promote good practice.

Environment
The Group is aware of its corporate responsibilities towards the environment. The Group is committed to ensuring that the impact of its activities on the environment is minimised. The Group's policies relating to laboratory Health and Safety, including disposal of waste, are set out in the Safety Code of Practice. The Group endeavours to ensure that all gaseous emissions and liquid or solid waste produced in our work are controlled and disposed of, whether handled directly or via a third party, in accordance with applicable laws and regulations and with the minimum impact on the environment. Disposal of hazardous waste is handled by specialist agencies. The Group meets all the statutory requirements relating to handling and disposal of radioactive materials.

All clinical waste produced by our laboratory is given a unique tag on removal to ensure that it can be traced back to us. As the Company continues to grow, we will ensure that our environmental policies match the scale of our operations.

Report of the Board on remuneration

Introduction

This report has been prepared in accordance with the Listing Rules of the UK Listing Authority and the Directors' Remuneration Report Regulations 2002. A resolution to approve this report will be proposed to shareholders at the Annual General Meeting (AGM) in November 2004 and is set out as resolution number 2 in the notice of the meeting, which accompanies the Annual Report and Accounts 2004.

Policy

The Remuneration Committee aims to ensure that the Group is able to attract and retain Executive Directors and senior managers with the necessary skills and expertise by providing competitive remuneration, incentives and benefits that reward individual and group performance. The Committee gives consideration to the guidelines set out in the Combined Code, as well as best practice guidelines published by the Association of British Insurers and the National Association of Pension Funds.

Committee

The Remuneration Committee is comprised entirely of independent Non-Executive Directors. The Committee is chaired by Ann Hacker. Other Directors who served on the Committee during the year are set out on page 20. The Committee makes recommendations to the Board regarding the policy for and determination of total compensation, including share options, for Executive Directors and senior managers ('the Management Group'). The Committee also has responsibility for establishing policy for total compensation for all employees within the Group and for approving awards for share options. The Committee, which meets not less than twice per year, has retained New Bridge Street Consultants LLP, who have considerable expertise in the biotechnology sector, to provide independent external advice and analysis on compensation matters including provision of competitive market data. Other than assisting the Group on the implementation of the Committee's decisions, New Bridge Street Consultants LLP provides no other services to the Group. The Group's corporate lawyers, Messrs CMS Cameron McKenna, have also assisted the Board on compensation matters during the year. Meetings are attended as appropriate by the Chief Executive Officer, Glyn Edwards, who is invited to provide input on remuneration proposals other than those directly concerning his own remuneration. The Chief Financial Officer, Raymond Spencer, provides administrative support to the Remuneration Committee.

Components of Executive Directors' compensation package

Consistent with the above policy, compensation awarded to the Management Group comprises a mix of performance and non-performance-related elements.

- **Base salary**

  Salaries are reviewed annually taking into account the responsibilities and performance of each Director or senior manager and his/her expected future contribution. These are then benchmarked. The Committee aims to set base salaries for the Management Group close to the median of base salaries for similar positions within other biopharmaceutical companies of a similar size.

- **Annual performance incentive**

  The Group operates a discretionary bonus scheme. Such bonuses are awarded dependent upon performance, which is measured against individual and corporate objectives set at the beginning of the year, also taking into account the relative share price performance of the Company. The maximum and average bonuses as a percentage of total salary awarded to the members of the Management Group who received bonuses during the year were 40% and 35%, respectively. The maximum potential bonus for the Management Group is such that the aggregate of base salary and bonus is capable of being in the upper quartile by comparison with similar positions within other UK biopharmaceutical companies of a similar size.

- **Longer term incentives**

  (a) **Share options**

  Share options are awarded to Executive Directors and other employees of the Group. In July 1999, options were granted under the Antisoma Share Option Plan to certain Executive Directors and senior managers to reflect the competitive environment. These options vest as set out in the table on page 38 and in Note 19 to these financial statements and were subject to the performance condition, which was satisfied in October 1999, of completing a commercial agreement for the Group's then lead product, R1549. In February 2000, the Group adopted a policy of granting share options to all employees twice per year following release of the Company's interim and preliminary year end results. These options are subject to performance conditions set by the Remuneration Committee such that they may not ordinarily be exercised unless the share price has risen by at least 52% on or after the third anniversary and before the tenth anniversary of the date of grant. The performance conditions were amended in December 2001 in respect of options granted after that date such that if the share price has not risen by 52% by the third anniversary of the date of grant, then a further increase of 15% per annum will be required before they may be exercised. Re-testing of options granted after December 2001 will take place every six months between the third and fifth anniversary of the date of grant. If the exercise condition is met once during this period then it need not be met again. If the performance condition is not met by the fifth anniversary of the date of grant then the option will lapse. The Remuneration Committee believes that these performance conditions are challenging and comparable with those employed by other biopharmaceutical companies.

  The value of shares under option at each grant is limited to a multiple of each individual's salary, being 0.625 for the Chief Executive Officer and range from 0.125 to 0.5 for other employees.

  The Management Group has agreed to reimburse the Company for its liability to employer's National Insurance contributions (NICs), up to the rate prevailing at the date of grant and expected to arise upon the exercise of the options granted to them in April 2002 or subsequently. In consideration for these agreements, the Company has granted additional options such that the net gain in value after income tax and NICs on these additional options would match the expected liability for employers' NICs. Since December 1998, all share options have been granted at market value of the shares at date of grant.

(b) **Executive Incentive Plan**
The Group adopted a long-term incentive and deferred bonus scheme in November 2003, known as the Executive Incentive Plan (the 'Plan'). No awards were made under the Plan during the year. A summary of the scheme is set out below:

• Two types of award, Performance Awards and Matching Awards, may be made under the Plan. Performance Awards are shares that are delivered to an executive after three years subject to continued employment and satisfying a pre-agreed performance target (see below). An executive who invests part of his or her annual bonus in Company shares ('Invested Shares') may receive a Matching Award of free shares subject to continued employment of not less than three years and the meeting of pre-agreed performance targets. Invested Shares will be limited in value to 33% of the executive's salary each year.

• All employees of the Group are eligible to participate at the discretion of the Remuneration Committee. Initially the plan is expected to be restricted to a small number of senior executives and Executive Directors.

• An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition (see below) has been satisfied, the participant is still employed by the Group and, in the case of Matching Awards, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years.

• The value of Performance Awards granted under the Plan to any employee in any financial year will be limited to one times basic salary. The aggregate of the value of Performance Awards and share options granted under the Antisoma Share Option Plan (see above) will be limited to 1.5 times basic salary. These limits are subject to adjustment where the employee agrees to meet the employer's National Insurance contributions such that the limits will be increased to the extent necessary to leave the employee financially no better off than if the Company were paying the National Insurance.

• Performance Awards will vest in full after three years provided that the Company's Total Shareholder Return ('TSR') ranks in the upper quartile compared with a selected list of some 20 other UK listed biotechnology and pharmaceutical companies to be drawn from the FTSE All Share Pharmaceutical and Biotechnology Index. Where the TSR ranks below median after three years the performance target will not have been met and the Performance Award will lapse. Where the TSR ranks between median and upper quartile after three years the Performance Award will vest pro-rata between 25% and 100%. There will be no opportunity for retesting.

• The performance condition for Matching Awards will be similarly linked to the Company's TSR ranked against the same group of biotechnology and pharmaceutical companies. Where the TSR is at least upper quartile then shares equal in number to the Invested Shares will be awarded. Where TSR is below median then no shares will be awarded. Where the TSR falls between median and upper quartile then the number of Matching Award shares will vest pro-rata between 25% and 100% of the number of Invested Shares.

• If the Company's performance is at or above median after three years the executive can decide to retain the invested shares for a fourth or fifth year in which case the number of Matching Award shares may be adjusted upwards, but not downwards, up to a maximum of 150% of the Invested Shares for upper quartile performance at the end of five years.

• If the Company is acquired then awards under the Plan will only vest at the date of change of control to the extent that the performance condition has been met and where, in the opinion of the Remuneration Committee, the acquiring company does not offer broadly similar replacement awards.

(c) **Pensions and other benefits**
The Group operates a defined contribution scheme and contributes 12.5% (10% prior to April 2003) of basic salary to the pension for each member of the Management Group. Other customary benefits including life and permanent health insurance and car allowances are also provided to the Management Group.

Service contracts
The service contracts for the three Executive Directors (G O Edwards – dated 1 April 1998; R J Spencer – dated 1 August 1996; U Ney – dated 23 February 2004):
- are not of a fixed-term duration
- are subject to 12 months' notice by either party. The Company is entitled to pay a sum in lieu of notice equivalent to the basic salary that would have been earned during the notice period by Mr Edwards and Mr Spencer and equivalent to the basic salary plus benefits in the case of Dr Ney
- are not subject to liquidated damages in the event of termination by the Group.

Non-Executive Directors
Remuneration of Non-Executive Directors is determined by the Board following recommendations by the Executive Directors. Terms of service are specified in letters of appointment. Currently appointments are for a period of three years, which may be renewed, and are subject to six months' notice. Non-Executive Directors do not have service contracts.

Details of compensation paid to Directors and Directors' interests are set out on pages 18 and 19.

Report of the Board on remuneration continued

Audited information

The following information forms the auditable part of the report, except where noted.

Directors' remuneration

Full details of Directors' remuneration and grants of share options are set out below:

	Salary and fees £'000	Bonuses £'000	Monetary value of benefits £'000	2004 total excluding pensions £'000	2004 pensions £'000	2003 total excluding pensions £'000	2003 pensions £'000
Glyn Edwards[5]	275	110	13	398	34	369	22
Raymond Spencer[5]	150	55	13	218	19	202	15
Ursula Ney[4][5]	79	–	5	84	9	–	–
Barry Price	42	–	–	42	–	39	–
Grahame Cook	29	–	–	29	–	28	–
James Coombes[1][3]	16	–	–	16	–	31	–
Michael Pappas	22	–	–	22	–	21	–
Ann Hacker	27	–	–	27	–	22	–
Birgit Norinder[2]	15	–	–	15	–	–	–
	655	165	31	851	62	712	37

[1]The above table includes amounts payable to third parties of £16,000 in respect of making available the services of James Coombes (2003: £32,000). [2]Birgit Norinder was appointed to the Board on 9 December 2003. [3]James Coombes resigned from the Board on 9 December 2003. [4]Ursula Ney was appointed on 23 February 2004. [5]The benefits for all these Directors include a car allowance and private health insurance.

Directors' interests in shares (unaudited)

The interests of the Directors in the shares of the Company, all of which were beneficially held, are set out below.

(Ordinary shares of 1p each)	2004 Number	2003 Number
Glyn Edwards	652,127	627,127
Raymond Spencer	235,940	202,235
Barry Price	541,312	492,102
Grahame Cook	258,570	227,049
Michael Pappas	372,769	372,769

Other than shown in the table above no Director had any interest in the shares of the Company or of other Group companies at 30 June 2004. There have been no changes in Directors' interests in shares since the year end. Note 27 provides details of transactions with Directors during the year.

Interests in share options

Details of options held by Directors are set out below:

The Company
(ordinary shares of 1p each)

		Number of shares under option					
Note on performance conditions	At 30 June 2003	Granted in the year	(Lapsed) in the year	At 30 June 2004	Price per share	Date from which excercisable	Expiry date
Glyn Edwards							
(i)	648,321	–	–	648,321	Note 20i	Note 19i	15.03.05
(i)	486,241	–	–	486,241	74p	17.12.98	15.12.08
(v)	432,214	–	–	432,214	42.6p	Note 19ii	09.07.09
(iii)	170,410	–	–	170,410	£1.009	Note 19iv	08.06.10
(iii)	87,704	–	–	87,704	£1.425	Note 19iv	18.09.10
(iii)	58,981	–	–	58,981	£2.119	Note 19iv	12.02.11
(iii)	289,331	–	–	289,331	37.5p	Note 19iv	16.09.11
(iv)	855,827	–	–	855,827	20.7p	Note 19iv	15.04.12
(iv)	1,452,074	–	–	1,452,074	12.34p	Note 19iv	23.09.12
(iv)	425,006	–	–	425,006	26.34p	Note 19iv	20.05.13
(iv)	–	418,359	–	418,359	38.17p	Note 19iv	30.09.13
(iv)	–	457,053	–	457,053	43.125p	Note 19iv	15.02.14
	4,906,109	875,412	–	5,781,521			

Note on performance conditions	At 30 June 2003	Number of shares under option Granted in the year	(Lapsed) in the year	At 30 June 2004	Price per share	Date from which excercisable	Expiry date
Raymond Spencer							
(i)	216,107	–	–	**216,107**	74p	17.12.98	15.12.08
(i)	129,664	–	–	**129,664**	74p	Note 19ii	15.12.08
(v)	216,107	–	–	**216,107**	42.6p	Note 19ii	09.07.09
(iii)	87,639	–	–	**87,639**	£1.009	Note 19iv	08.06.10
(iii)	42,098	–	–	**42,098**	£1.425	Note 19iv	18.09.10
(iii)	28,309	–	–	**28,309**	£2.119	Note 19iv	12.02.11
(iii)	124,991	–	–	**124,991**	37.5p	Note 19iv	16.09.11
(iv)	388,887	–	–	**388,887**	20.7p	Note 19iv	15.04.12
(iv)	659,822	–	–	**659,822**	12.34p	Note 19iv	22.09.12
(iv)	193,123	–	–	**193,123**	26.34p	Note 19iv	19.02.13
(iv)	–	182,556	–	**182,556**	38.17p	Note 19iv	30.09.13
(iv)	–	199,441	–	**199,441**	43.125p	Note 19iv	15.02.14
	2,086,747	381,997	–	**2,468,744**			
Ursula Ney*							
(iv)	–	1,505,352	–	1,505,352	44.84p	Note 20iv	22.02.14
Barry Price							
(ii)	54,026	–	(54,026)	–	74p	16.12.98	15.12.03
(i)	108,053	–	(108,053)	–	74p	17.12.98	15.12.03
	162,079	–	(162,079)	–			

Appointed 23 February 2004.

Notes on performance conditions

(i) These options were granted prior to the Company's flotation, and exercise of these options is conditional upon the Company's issued ordinary shares being listed or quoted on the London Stock Exchange, the Alternative Investment Market, NASDAQ or EASDAQ or upon a change of control of the Company. This condition has been satisfied.

(ii) No performance conditions attached.

(iii) The Company's share price should have risen by at least 52% on or after the third anniversary of the date of grant.

(iv) The Company's share price should have risen by at least 52% on the third anniversary of the date of grant or, failing that, by an additional 15% per annum on or before the fifth anniversary of the date of grant as set out above.

(v) Conditional upon securing a commercial agreement in respect of the Group's then lead product. This condition was satisfied in October 1999.

On 23 February 2004 Dr Ursula Ney was appointed Chief Operating Officer. In order to secure her recruitment, the Company granted her two options each over 752,676 ordinary shares. One of these options was granted under the Antisoma Share Option Plan as described above. The second option was granted as an individual option agreement on the same terms except that if the performance condition is not satisfied on the third anniversary of grant, it lapses.

No other Directors have been granted share options in the shares of the Company or other Group companies. No options were exercised by Directors and no options lapsed during the year other than as stated above. Where options have performance-related conditions attached to them, these are detailed in Note 19 to the financial statements as indicated above and on page 38. The market price of the Company's shares at the end of the year was 17p on the LSE and the range of market prices during the year was between 14p and 49.75p on the LSE.

Total shareholder return (unaudited)

Source: Thomson Financial


280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
Value (£)
Antisoma
FTSE Pharm and Biotech Index
Jun 99
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04

Total shareholder return looks at the value of £100 invested in Antisoma plc on 30 June 1999 over the period to 30 June 2004 compared with £100 invested in the FTSE All Share Pharmaceutical and Biotechnology Index, which the Directors believe provides the most appropriate comparison of the return to shareholders of Antisoma plc with the return represented by an index of other companies in its sector.

On behalf of the Board

Ann Hacker
Chairman of the Remuneration Committee, 14 September 2004

Corporate governance

The Group seeks to follow best practice in corporate governance and has complied throughout the year with the best practice provisions of the Combined Code on corporate governance embodied in the Listing Rules of the UK Listing Authority, in effect for the financial year to 30 June 2004. The new Combined Code, published in July 2003, takes effect for the financial year commencing 1 July 2004. The Group intends to comply with the provisions of the new Code and has already taken steps to do so. This report together with the Report of the Board on remuneration sets out the manner in which the Group has applied the principles contained in the Combined Code.

Board of Directors
The Directors bring a range of relevant expertise and experience to the Board. As at 30 June 2004, the Board of Directors comprised: a Non-Executive Chairman, Barry Price; four additional Non-Executive Directors, Grahame Cook, Ann Hacker, Birgit Norinder (appointed on 9 December 2003) and Michael Pappas, of whom the first three are regarded as independent; and three Executive Directors. James Coombes, who resigned on 9 December 2003, was also a Director during the year. Biographical details are provided on pages 10 and 11. As noted on page 18, Barry Price has a beneficial interest in 541,312 shares and Grahame Cook has a beneficial interest in 258,570 shares. In the opinion of the Board these shareholdings do not impair their independent status.

James Coombes was the Senior Independent Non-Executive Director until the date of his resignation on 9 December 2003. The current Senior Independent Non-Executive Director is Grahame Cook.

The Board acknowledges its obligations to shareholders and others. Responsibilities of the Board include setting the Group's strategic aims, approval of operating plans, budgets and forecasts and the review of performance of the business against objectives, approval of major business matters and policies, the review and approval of reporting to shareholders, reviewing performance of management and ensuring the maintenance of internal controls to assess and manage financial and operational risks.

All Directors have direct access to the services and advice of the Company Secretary who is responsible for ensuring that relevant procedures, rules and regulations are complied with. The Board as a whole determines the appointment and removal of the Company Secretary. Directors may, at the Company's expense, seek independent legal advice on any matter relating to the discharge of their duties.

There are not less than six formal Board meetings scheduled each year. Other meetings are held as necessary. Meetings were fully attended excepting that Michael Pappas and Grahame Cook were each unable to attend one meeting during the year. Appropriate information for the business to be conducted is provided in advance of these meetings. The Directors may make further enquiries, as they deem appropriate.

The Non-Executive Chairman leads the process for new Board appointments and for making recommendations to the Board. Candidates are selected using external search consultants and applying objective criteria designed to ensure that new members bring a balance of skills and experience to the Board. All Board members, the majority of whom were independent, provided input to the process for the two appointments made during the year. The Board believes that these procedures are formal, rigorous, transparent and inclusive and comply with the principles of the Combined Code.

New Non-Executives receive an introduction to the business, meeting with senior executives for detailed discussions on the activities of the Group. Relevant training seminars have been attended by various Board members to assist in their further professional development.

The Board delegates certain other responsibilities to committees, which have their own terms of reference, details of which are set out below.

Board committees
The Executive Board is responsible for the implementation of strategy and has day-to-day responsibility for managing the Group. It is chaired by Glyn Edwards and comprises the Executive Directors of the Company.

The Audit Committee is chaired by Grahame Cook. Barry Price, Birgit Norinder (appointed 9 December 2003) and James Coombes (resigned 9 December 2003) were also members during the year. The Audit Committee is responsible for monitoring the integrity and compliance of the financial statements and reviewing significant financial judgements contained therein and for ensuring that arrangements for the independent audit of the annual report and accounts and review of interim financial statements are appropriate and effective. The Audit Committee reviews the internal financial control systems, treasury management procedures and controls and, together with the Board, risk management systems. The Audit Committee met three times during the year, with the Company's external auditors and the Chief Financial Officer attending as appropriate. The Audit Committee conducted a self-assessment of its performance during the year by reference to an evaluation checklist obtained from the Audit Committee Institute. The Chair of the Audit Committee has also been nominated as the person to whom any financial or other matters of impropriety ('whistle-blowing') may be reported. The Audit Committee takes sufficient steps to ensure that it is satisfied with the independence of the auditors.

The Remuneration Committee makes recommendations to the Board regarding the compensation policy for Executive Directors and senior management. It is comprised entirely of independent Non-Executive Directors: Ann Hacker was appointed chairperson on 9 December 2003, replacing James Coombes, who resigned on the same date. Grahame Cook and Barry Price (appointed 9 December 2003) were also members during the year. The Report of the Board on remuneration is set out on pages 16 to 19.

Relationship with shareholders
The Company is committed to maintaining good relations with its shareholders through the provision of financial updates, interim and annual reports, press releases, presentations at conferences, through its website www.antisoma.com and through meeting with shareholders in general meetings. Individual meetings with significant institutional shareholders are also arranged for both the Executive and Non-Executive Directors.

The Board of Directors has overall responsibility for ensuring that the Group maintains adequate systems of internal control. Such a system is designed to manage rather than eliminate risks and therefore can only provide reasonable and not absolute assurance against material misstatement or loss.

The Group has established a formal process which accords with the Turnbull guidance for identifying and evaluating the significant risks faced by the Group and carries out a comprehensive risk assessment at least annually. The Board regularly reviews the system of internal controls and the effectiveness of risk identification and evaluation, updating the risk assessment as appropriate. This review process has been in place throughout the year up to the date of approval of the annual report and accounts and covers risk management and controls of financial, operational and regulatory matters. The Group has reviewed its internal financial controls and also carried out operational risk assessments and reviewed insurance provisions. In view of the Group's relatively small size the Board does not consider it appropriate to have an internal audit function.

The BioIndustry Association ('BIA') Code of Best Practice
The UK BioIndustry Association, of which Antisoma is a member, has published a code to establish principles of best practice for information communication and management amongst its members. The principles support and extend the Company's duty to publish and communicate information in a fair, equal and balanced manner. The principles and provisions embedded in the Code need to be reported on in financial statements for periods commencing on or after 1 January 2000. The Board is committed to providing quality dialogue with their investors and other interested parties and confirm that the Group has complied with the Code for the year under review.

Going concern
As at 30 June 2004 the Group had cash and liquid resources of approximately £39 million. The Directors have a reasonable expectation that the Group has adequate cash resources to continue to meet the requirements of the business for at least the next 12 months and have therefore adopted the going concern basis in preparing the financial statements.

Statement of Directors' responsibilities
Company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that year. The Directors are required to prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 30 June 2004 and that applicable accounting standards have been followed.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Group's website; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Information published on the internet is accessible in many different countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Raymond Spencer
Company Secretary

Independent auditors' report to the members of Antisoma plc

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated and Company balance sheet, the consolidated cash flow statement and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ('the auditable part').

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Joint Chief Executive and Chairman's statement, the Financial review, the Directors' report, the Corporate social responsibility review, the unauditable part of the Report of the Board on remuneration, the Corporate governance statement, and the sections entitled 'Year in focus', 'Antisoma – at a glance' and the 'Review of operations'.

We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code, issued in June 1998, specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:
- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 June 2004 and of the loss and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Cambridge
14 September 2004

Consolidated profit and loss account

for the year ended 30 June 2004

	Notes	2004 £'000	2003 £'000
Revenue	2	18,118	11,837
Operating expenses	3	(21,244)	(17,212)
Operating loss		(3,126)	(5,375)
Interest receivable		1,340	978
Loss on ordinary activities before taxation		(1,786)	(4,397)
Taxation on ordinary activities	7	1,178	1,098
Loss on ordinary activities after taxation and retained loss for the year	8	(608)	(3,299)
Loss per 1p share Basic and diluted	9	0.25p	1.5p

All activities relate to continuing operations.

There are no recognised gains and losses, other than those included in the results above, and accordingly no separate statement of total recognised gains and losses has been presented.

Consolidated balance sheet

as at 30 June 2004

	Notes	2004 £'000	2003 £'000
Fixed assets			
Tangible assets	11	1,280	263
Current assets			
Debtors	13	2,167	3,529
Short-term deposits	16	22,381	31,854
Cash at bank and in hand	16	16,452	2,141
		41,000	37,524
Creditors: amounts falling due within one year	14	(10,291)	(13,013)
Net current assets		30,709	24,511
Total assets less current liabilities		31,989	24,774
Creditors: amounts falling due after more than one year	15	(2,485)	(8,715)
Provisions for liabilities and charges		(12)	(70)
Net assets		29,492	15,989
Capital and reserves			
Called up share capital	18	6,993	6,613
Share premium account	20	69,683	55,952
Other reserves	20	4,300	4,300
Profit and loss account	20	(51,484)	(50,876)
Total shareholders' funds		29,492	15,989
Shareholders' funds analysed as:			
Equity shareholders' funds		25,160	11,657
Non-equity shareholders' funds	18	4,332	4,332
		29,492	15,989

The financial statements, comprising the Consolidated profit and loss account, Consolidated and Company balance sheets, Consolidated cash flow statement and related notes, were approved by the Board of Directors on 14 September 2004 and were signed on its behalf by:

B.J. Price B.J. Price

Barry Price
Director

Company balance sheet

as at 30 June 2004

Fixed assets	Notes	2004 £'000	2003 £'000
Investments	12	1,346	1,346
Current assets			
Debtors:			
Amounts falling due within one year	13	7	27
Amounts falling due after more than one year	13	77,320	62,216
		77,327	62,243
Creditors: amounts falling due within one year	14	(28)	(43)
Net current assets		77,299	62,200
Net assets		78,645	63,546
Capital and reserves			
Called up share capital	18	6,993	6,613
Share premium account	20	69,683	55,952
Merger reserve	20	342	342
Profit and loss account	20	1,627	639
Total shareholders' funds		78,645	63,546
Shareholders' funds analysed as:			
Equity shareholders' fund		74,313	59,214
Non-equity shareholders' funds	18	4,332	4,332
		78,645	63,546

The financial statements, comprising the Consolidated profit and loss account, Consolidated and Company balance sheets, Consolidated cash flow statement and related notes, were approved by the Board of Directors on 14 September 2004 and were signed on its behalf by:

Barry Price
Director

Consolidated cash flow statement

for the year ended 30 June 2004

	Notes	2004 £'000	2003 £'000
Net cash (outflow)/inflow from operating activities	24	(9,616)	9,185
Returns on investments and servicing of finance			
Interest received		1,318	897
Net cash inflow from taxation		1,178	1,098
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(1,458)	(212)
Sale of tangible fixed assets		2	1
Purchase of intangible fixed assets		(697)	-
Net cash outflow for capital expenditure and financial investment		(2,153)	(211)
Net cash (outflow)/inflow before management of liquid resources and financing		(9,273)	10,969
Management of liquid resources			
Sale/(purchase) of current asset investments	25	9,473	(13,895)
Financing			
Issue of shares		15,204	4,147
Expenses paid in connection with share issues		(1,093)	-
		14,111	4,147
Increase in cash	25	14,311	1,221

Notes to the financial statements

for the year ended 30 June 2004

1. Principal accounting policies

Basis of accounting

The financial statements have been prepared in accordance with the Companies Act 1985 and applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been reviewed by the Board of Directors in accordance with Financial Reporting Standard ('FRS') 18, 'Accounting policies' and have been applied consistently, is set out below.

The financial statements are prepared in accordance with the historical cost convention.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings. The financial statements of Antisoma Research Limited have been consolidated using the principles of merger accounting.

The results of all other subsidiaries are included in the consolidated profit and loss account from the date that they are acquired. On acquisition, all of the subsidiaries' assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date.

Intra-group transactions, profits and balances are eliminated in full on consolidation.

Investments in subsidiaries are carried at the lower of cost or valuation in the Company's individual financial statements.

Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired.

The Group has applied the transitional arrangements available under FRS 10 'Goodwill and intangible assets'. Goodwill arising on the acquisition of subsidiaries and associates acquired prior to the adoption of FRS 10 was written off immediately against reserves as detailed in Note 20, and has not been reinstated. This goodwill was eliminated as a matter of accounting policy and will be charged in the profit and loss account on any disposal of the related business.

Intangible fixed assets

Intangible fixed assets other than goodwill, which comprise licences and rights, are stated at cost less a provision for amortisation. Amortisation is calculated to write off the cost of intangible assets in equal annual instalments over the lower of their legal and estimated useful lives but no longer than 20 years. The carrying values of intangible assets are subject to review when appropriate and any impairment is charged to the profit and loss account. Where a product is in a relatively early stage of development the full cost of the licences or rights purchased are written off in the year of purchase.

Tangible fixed assets

The cost of tangible fixed assets is their purchase cost, together with any incidental costs of acquisition.

Depreciation is provided to write off the cost or valuation, less estimated residual values, of all fixed assets, over their expected useful lives. It is calculated at the following rates:

Office equipment	15% per annum
Computers – office and laboratory	33% per annum
Office fixtures and fittings	33% per annum
Laboratory fixtures and fittings	20% per annum
Laboratory equipment – owned	20% per annum
Laboratory equipment – leased	20% per annum

Short-term deposits

Bank deposits, which are not repayable on demand, are treated as short-term deposits in accordance with FRS 1 'Cash flow statements'. Movements in such deposits are included under 'Management of liquid resources' in the Group's cash flow statement.

Deferred taxation

Provision is made for deferred taxation in accordance with FRS 19 'Deferred tax' on all material timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax assets and liabilities are not discounted.

Notes to the financial statements continued

for the year ended 30 June 2004

1. Principal accounting policies continued

Finance and operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term. Leasing agreements that transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. The Group ensures that such leases include an option to purchase the asset at the end of the lease term and so assets held under finance leases are depreciated over the useful lives of equivalent owned assets.

Revenue

Revenue, which excludes value added tax, represents the value of goods and services supplied.

The Group has adopted the provisions of FRS 5 Application Note G 'Revenue Recognition', which has had no impact on the amounts recognised in current or prior years.

Amounts received or receivable under research and development contracts and collaborative research agreements are recognised as revenue in the period in which the related costs are incurred. Amounts received or receivable in respect of milestone payments are recognised as revenue when the specific conditions stipulated in the licence agreements have been satisfied or are recognised over the period to completion of relevant phase of development, which is consistent with the principle that revenue is recognised in accordance with the Group's performance under the relevant contract. Amounts receivable as option fees to access the Group's intellectual property are spread over the option period.

Revenue arising from collaborative agreements consisting of multiple elements is allocated to those elements in accordance with contractual terms, which are indicative of the fair values of the individual elements.

Amounts received under development agreements represent contributions to the Group's development programmes and are recognised as revenue in the period over which the related costs are incurred. All costs relating to these development programmes are recorded as research and development expenditure. As revenue represents contributions towards costs incurred, no amounts have been allocated to costs of sales.

Research and development expenditure

Research and development expenditure is written off to the profit and loss account as it is incurred.

Financial instruments

Forward exchange contracts are re-valued to balance sheet rates with net unrealised gains and losses being shown as part of debtors or creditors. The premium or discount on these contracts (that is, the difference between spot and forward rate) is recognised as part of interest payable or receivable over the term of the contract, if material.

Foreign currency

Transactions denominated in foreign currencies have been translated into sterling at actual rates of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at rates ruling at the balance sheet date. Exchange differences have been included in operating loss.

Pension costs

Retirement benefits to employees and Directors are provided by defined contribution pension schemes. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions made by the Group are charged to the profit and loss account in the year to which they relate.

Employee share schemes

In accordance with the provisions of UITF Abstract 25, 'National Insurance contributions on share option gains', the Group makes charges to the profit and loss account for the potential employer's national insurance liability on options granted, spread over the vesting period of those options, to the extent that this liability is not offset by amounts recoverable from those to whom the options have been granted.

2. Segmental information

The Directors are of the opinion that the Group has only one class of business.

The geographical analysis of revenue is as follows:

	2004 £'000	2003 £'000
United States of America	–	1,232
Europe	18,118	10,605
Total revenue	18,118	11,837

All revenue and losses before taxation originated in the United Kingdom.

3. Operating expenses

	2004 £'000	2003 £'000
Administration expenses	4,660	4,179
Research and development	16,584	13,033
Total operating expenses	21,244	17,212

4. Directors' emoluments
Directors' emoluments receivable by Directors of Antisoma plc from Antisoma Group companies are as follows:

	2004 £'000	2003 £'000
Aggregate emoluments:		
Emoluments and benefits	835	680
Pension contributions	62	37
Sums paid to third parties for Directors' services	16	32
Highest-paid Director:		
Emoluments and benefits	398	369
Pension contributions	34	22

The three Executive Directors (2003: two) have retirement benefits accruing to them from money purchase schemes, in respect of qualifying services.

Detailed information concerning Directors' remuneration and interests in share options is set out in the report of the Board on remuneration on pages 16 to 19.

5. Employment information
The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

	2004 Number	2003 Number
By activity		
Administration, research and development	58	45

	2004 £'000	2003 £'000
Staff costs (for the above persons):		
Wages and salaries	4,171	3,405
Social security costs	491	372
Other pension costs (see Note 28)	287	208
	4,949	3,985

Social security costs include a net charge of £nil (2003: £5,000) for employer's National Insurance arising on share options issued on or after 6 April 1999.

Notes to the financial statements continued

for the year ended 30 June 2004

6. Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging/(crediting):

	2004 £'000	2003 £'000
Auditors' remuneration:		
Audit services (Company 2004: £3,500; 2003: £3,500)		
Statutory audit	39	35
Audit-related regulatory reporting	13	13
Further assurance services	65	22
Tax services		
Compliance services	8	6
Advisory services	2	10
Amortisation of intangible fixed assets	697	–
Depreciation:		
Tangible owned fixed assets	440	161
Assets held under finance leases	–	17
Hire of plant and machinery – operating leases	3	5
Hire of other assets – operating leases	427	270
Net foreign exchange differences	(19)	18

Non-audit fees of £193,000 (2003: £nil) charged by the Company's auditors in relation to their role as reporting accountants in the Company's placing and open offer in December 2003 were charged against the share premium account and are not included in the above figure.

7. Tax on loss on ordinary activities

No corporation tax liability arises on the results for the year due to the loss incurred. The tax credit for the period of £1,178,000 (2003: £1,098,000) relates to the Research and Development tax credit claim in respect of 2003.

At 30 June 2004, the Group had tax losses available for carry forward in excess of £46 million (2003: £48 million) subject to agreement with the Inland Revenue.

The tax assessed for the period is different from that assessed at the standard rate of corporation tax in the UK of 30%. The differences are explained below:

	2004 £'000	2003 £'000
Loss on ordinary activities before taxation	(1,786)	(4,397)
Loss on ordinary activities multiplied by the standard rate of UK corporation tax at 30%	(536)	(1,319)
Effects of:		
Depreciation lower than capital allowances	(351)	(57)
Expenses not deductible for tax purposes	16	12
Current year movement in losses carried forward	871	1,364
Research and development tax credit	1,178	1,098
Current tax credit for the period	1,178	1,098

The Group may apply for research and development tax relief in respect of research and development expenditure incurred in the period.

8. Profit for the financial year

As permitted by Section 230 of the Companies Act 1985, the parent company's profit and loss account has not been included in these financial statements.

The parent company's result for the financial year was a profit of £988,000 (2003: £523,000).

9. Loss per share
Basic and diluted loss per share are calculated by dividing the loss after taxation of £608,000 (2003: £3,299,000) by the weighted average number of ordinary shares in issue during the year of 247,848,000 (2003: 216,875,000).

The Company has no dilutive potential ordinary shares in issue because it is loss making.

10. Intangible fixed assets

Group	£'000
Cost	
At 1 July 2002	791
Additions	–
At 30 June 2003	791
Additions	697
At 30 June 2004	1,488
Aggregate amortisation	
At 1 July 2002	791
Charge for the year	–
At 30 June 2003	791
Charge for the year	697
At 30 June 2004	1,488
Net book value at 30 June 2004 and 2003	–

Notes to the financial statements continued

for the year ended 30 June 2004

11. Tangible fixed assets

	Office computers and equipment (owned) £'000	Computer and laboratory equipment (leased) £'000	Laboratory computer and equipment (owned) £'000	Total £'000
Cost				
At 1 July 2002	407	161	529	1,097
Additions	55	–	157	212
Disposals	(20)	–	–	(20)
At 30 June 2003	442	161	686	1,289
Additions	386	–	1,072	1,458
Disposals	(15)	–	–	(15)
At 30 June 2004	813	161	1,758	2,732
Depreciation				
At 1 July 2002	321	144	402	867
Charge for year	57	17	104	178
Disposals	(19)	–	–	(19)
At 30 June 2003	359	161	506	1,026
Charge for year	155	–	285	440
Disposals	(14)	–	–	(14)
At 30 June 2004	500	161	791	1,452
Net book value				
At 30 June 2004	313	–	967	1,280
At 30 June 2003	83	–	180	263

Those assets which are classified as leased assets are on secondary leases for which a peppercorn rent is paid.

Company
The Company has no tangible fixed assets.

Notes to the financial statements continued

for the year ended 30 June 2004

12. Investments

Company	2004 £'000	2003 £'000
Cost and valuation of interests in Group undertakings		
At start of period	1,346	1,403
Write down of investments	–	(57)
At end of period	1,346	1,346

Interests in Group undertakings

Name of undertaking	*Country of incorporation*	*Description of shares held*	*Proportion of nominal value of issued shares held by the Group %*
Antisoma Research Limited	Great Britain	1p 'A' ordinary and £1 redeemable preference	100
Spring Fall Limited	Great Britain	1p ordinary	100
Cancer Therapeutics Limited	Great Britain	£1 'A' ordinary and 25p 'B' ordinary	100

The principal business activities of these subsidiary undertakings are:

- Antisoma Research Limited – development and commercialisation of potential therapeutic products for the treatment of cancer;
- Cancer Therapeutics Limited – dormant; and
- Spring Fall Limited – dormant.

13. Debtors

Group	2004 £'000	2003 £'000
Amounts falling due within one year:		
Trade debtors	–	8
Other debtors	286	450
Prepayments and accrued income	1,881	3,071
	2,167	3,529

Company	2004 £'000	2003 £'000
Amounts falling due within one year:		
Amounts owed by Group undertakings	–	–
Prepayments and accrued income	7	27
	7	27
Amounts falling due after more than one year:		
Amounts owed by Group undertakings	77,320	62,216
	77,327	62,243

There are no fixed repayment terms in respect of the amounts owed by Group undertakings, which represent the funding of ongoing research and development requirements.

14. Creditors: amounts falling due within one year

Group	2004 £'000	2003 £'000
Trade creditors	1,337	2,219
Other taxation and social security	330	115
Other creditors	–	28
Accruals and deferred income	8,624	10,651
	10,291	13,013

Company		
Accruals and deferred income	28	43

15. Creditors: amounts falling due after more than one year

Group	2004 £'000	2003 £'000
Accruals and deferred income	2,485	8,715

Company
The Company has no creditors falling due after more than one year.

16. Financial instruments
The financial risks faced by the Group include interest rate risk, credit risk and currency risk. The Board reviews and agrees policies for managing each of these risks. Where appropriate, the Group uses derivative financial instruments to reduce exposure to foreign exchange risk; it does not use derivative financial instruments for trading purposes.

The Group's main objectives in using financial instruments are the maximisation of returns from funds held on deposit and, when appropriate, the generation of additional cash resources through financing arrangements for capital assets and the issue of shares. The Group also considers whether to use forward contracts in order to manage the cash flow risk associated with foreign currency revenues and purchases.

The Group's policy is to raise cash in advance of when it is required and when market conditions are appropriate, using those financial instruments that can be negotiated with the providers of finance at that time.

The Group's results and liquidity are affected by fluctuations in foreign currency exchange rates principally in respect of the US dollar and the euro. The main foreign currencies in which the Group has transactions are US dollars or euros. The Group's income in 2004 was in sterling (2003: sterling and US dollars). The Group has maintained a balance of US dollars in order to meet certain anticipated liabilities to suppliers requesting payments in US dollars. The Group has sold and purchased US dollars at the spot rates to maintain this balance as appropriate. The Directors will monitor the Group's exposure to foreign currencies in the future and enter into forward contracts as it is deemed appropriate.

The balance sheet position at the year end is not representative of the position throughout the year, as cash and short-term investments fluctuate considerably depending on when fundraising activities or commercial transactions have occurred.

Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures.

16. Financial instruments continued
Interest rate risk profile of the Group's financial liabilities
No interest is payable on the Group's provision for National Insurance on share options.

Other than short-term liabilities that have been excluded, the Group has no liabilities that are exposed to interest risk.

The maturity profile of the Group's financial liabilities is shown in Note 15.

Interest rate risk profile of the Group's financial assets

	Cash at bank and in hand 2004 £'000	Short-term deposits 2004 £'000	Cash at bank and in hand 2003 £'000	Short-term deposits 2003 £'000
Sterling	15,788	22,381	1,759	31,854
US dollars	664	–	382	–
	16,452	22,381	2,141	31,854
Floating rate	16,452	7,881	2,141	11,354
Fixed rate	–	14,500	–	20,500
	16,452	22,381	2,141	31,854

The fixed rate short-term deposits in sterling and US dollars were placed with banks for between one week and 12 months and earned interest of between 3.26% and 4.71% in the year ended 30 June 2004. Floating rate cash earns interest based on relevant national LIBID equivalents.

Currency risk profile
The Group's functional currency is sterling, and the majority of its transactions are denominated in that currency. At 30 June 2004, the Group had net foreign currency assets/(liabilities) of £307,000 (2003: £(423,000)) in US dollars, £(990,000) (2003: £(220,000)) in EU currencies and £(45,000) (2003 £(240,000)) in other currencies.

Borrowing facilities
The Group had no unused borrowing facilities at 30 June 2004 or 30 June 2003.

Fair values
The preference shares described in Note 18 are not traded on an organised market. Nevertheless, the Directors are of the opinion that the fair value of the preference shares approximates to book value.

In the opinion of the Directors, there is no material difference between the fair value of cash and short-term investments and the carrying values referred to above. Carrying values approximate to fair values because of the short maturity period of these financial instruments.

The fair value of provisions for liabilities and charges (see Note 17) at 30 June 2004 is £12,000 (30 June 2003: £70,000) as this is the amount which would be payable if the liability had crystallised at the balance sheet date.

Notes to the financial statements continued

for the year ended 30 June 2004

17. Provisions for liabilities and charges

Group

Provision for employer's National Insurance on share option gains.

	2004 £'000	2003 £'000
At start of period	70	–
(Credited)/charged to profit and loss account	(58)	70
At end of period	12	70

£nil (2003: £2,000) of the above provision may be payable within one year as the options to which it relates had vested at the balance sheet date and the balance of £12,000 (2003: £68,000) will fall due outside of one year. This is offset by a credit to the profit and loss account of £12,000 (2003: £65,000) for amounts receivable from employees as reimbursement of employer's National Insurance arising on share options issued on or after 6 April 1999.

Deferred taxation

No provision for deferred taxation has been made as it is probable that no liability will arise in the foreseeable future due to the availability of tax losses. The amount unprovided of the total potential liability/(asset) is as follows:

	2004 £'000	2003 £'000
Amount unprovided		
Tax effect of timing differences:		
Excess of capital allowances over depreciation	270	(72)
Other short-term timing differences	–	(6)
Losses carried forward	(13,781)	(14,261)
	(13,511)	(14,339)

Company

The Company has no provisions for liabilities and charges.

18. Called up share capital

	2004 £'000	2003 £'000
Authorised		
299,430,000 (2003: 299,430,000) ordinary shares of 1p each	2,994	2,994
5,000,000 (2003: 5,000,000) preference shares of £1 each	5,000	5,000
	7,994	7,994
Issued, allotted, called up and fully paid		
266,076,589 (2003: 228,065,648) ordinary shares of 1p each	2,661	2,281
4,331,683 (2003: 4,331,683) preference shares of £1 each	4,332	4,332
	6,993	6,613

On 14 January 2003, the Company issued 20,733,240 new ordinary shares of 1p each to Roche Finance Limited at a price of 20p per share for a total cash consideration of £4,146,648.

On 19 and 24 December 2003, the Company issued 38,010,941 new ordinary shares of 1p each at a price of 40p per share for a total cash consideration of £15,204,376.

The zero coupon convertible redeemable preference shares of £1 each have the following principal terms attached:

- no rights to receive dividends or other distributions out of the profits of the Company;
- on winding up, the preference shareholders rank above ordinary shareholders in payment of a sum equal to the nominal capital paid up but have no rights to participate further in the assets of the Company;
- no rights to receive notice of or attend or vote at any general meeting of shareholders;
- convertible into converted ordinary shares at any point in the two years commencing 1 July 2003. The shares are convertible based on a formula dividing the aggregate nominal amount of preference shares held by the average share price of ordinary shares for ten days before and after the conversion notice is served; and
- redeemable at the option of the Company at any time at par.

Notes to the financial statements continued

for the year ended 30 June 2004

19. Options in shares of Antisoma plc

Options have been granted over the following ordinary shares of 1p each:

Date granted	Number of shares	Subscription price	Period when excercisable
16 March 1998	648,321	Note i	Note i
31 March 1998	131,285	1p per share	17 December 1998 to 30 March 2005
16 December 1998	702,348	74p per share	17 December 1998 to 15 December 2008
16 December 1998	129,664	74p per share	Note ii to 15 December 2008
16 December 1998	189,088	32.4p per share	Note iii
9 July 1999	648,321	42.6 p per share	Note ii to 9 July 2009
16 December 1999	97,245	£1.041 per share	17 December 2002 to 15 December 2009
18 February 2000	378,853	£1.046 per share	Note iv to 17 February 2010
9 June 2000	452,564	£1.009 per share	Note iv to 8 June 2010
19 September 2000	263,752	£1.425 per share	Note iv to 18 September 2010
13 February 2001	218,863	£2.119 per share	Note iv to 12 February 2011
12 March 2001	4,139	£1.61 per share	Note iv to 11 March 2011
17 September 2001	919,604	37.5p per share	Note iv to 16 September 2011
16 April 2002	3,327,978	20.7p per share	Note iv to 15 April 2012
23 September 2002	6,526,854	12.34p per share	Note iv to 22 September 2012
20 February 2003	1,673,202	26.34p per share	Note iv to 19 February 2013
28 February 2003	89,152	26.34p per share	Note iv to 27 February 2013
1 October 2003	1,823,436	38.17p per share	Note iv to 30 September 2013
16 February 2004	2,163,227	43.125p per share	Note iv to 15 February 2014
23 February 2004	1,505,352	44.84p per share	Note iv to 22 February 2014
24 March 2004	192,307	39.00p per share	Note iv to 23 March 2014
1 April 2004	135,802	40.50p per share	Note iv to 31 March 2014
	22,221,357		

(i) 216,107 of the shares under option became exercisable on each of the first, second and third anniversaries of the date of grant or, if earlier, on the date of a change of control of the Company. The exercise price for the first tranche of options is 32.4p per share. The exercise prices for the second and third tranches are 38.9p per share and 46.6p per share, respectively. The options must be exercised on or before 15 March 2005.

(ii) One quarter of the total number of shares under option are exercisable on the date of grant. One quarter of the total number of shares under option became exercisable on each of the first, second and third anniversaries of the date of grant.

(iii) The shares are exercisable under two parallel options represented by the Antisoma plc Company Share Option Plan: Part A and Part B. Under Part A the options may only be exercised following an agreement for the commercialisation of R1549 and after three years of the date of grant. Under Part B they may be exercised following an agreement for the commercialisation of R1549 or, if earlier, on the date of a change of control of the Company. Shares under option may be acquired under either Part A or Part B of the Option Plan, but not both. The latest date that the options may be exercised is 15 December 2008.

(iv) The options are exercisable from the day following the third anniversary of grant or following a change in control of the Company. Exercise of the options is subject to certain conditions relating to share price performance.

Notes to the financial statements continued

for the year ended 30 June 2004

20. Share premium account and reserves

Group	Share premium account £'000	Other reserves £'000	Profit and loss account £'000
At 1 July 2002	52,013	4,300	(47,577)
Issue of shares	3,939	–	–
Expenses of share issue	–	–	–
Loss for the year	–	–	(3,299)
At 30 June 2003	55,952	4,300	(50,876)
Issue of shares	14,824	–	–
Expenses of share issue	(1,093)	–	–
Loss for the year	–	–	(608)
At 30 June 2004	69,683	4,300	(51,484)

Other reserves represents the reserve arising on the acquisition of Antisoma Research Limited accounted for as a Group reconstruction.

At 30 June 2004, the cumulative goodwill resulting from acquisitions, which had been written off, was £1,570,000 (2003: £1,570,000).

Company	Share premium account £'000	Merger reserve £'000	Profit and loss account £'000
At 1 July 2002	52,013	342	116
Issue of shares	3,939	–	–
Expenses of share issue	–	–	–
Retained profit for the year	–	–	523
At 30 June 2003	55,952	342	639
Issue of shares	14,824	–	–
Expenses of share issue	(1,093)	–	–
Retained profit for the year	–	–	988
At 30 June 2004	69,683	342	1,627

Notes to the financial statements continued

for the year ended 30 June 2004

21. Reconciliation of movements in Group shareholders' funds

	2004 £'000	2003 £'000
Opening shareholders' funds	15,989	15,141
Issue of shares	15,204	4,147
Expenses of share issue	(1,093)	–
Loss for the year	(608)	(3,299)
Closing shareholders' funds	29,492	15,989

22. Capital commitments

The Group had £17,000 (2003: £736,000) of capital expenditure contracted for but not provided in the financial statements at 30 June 2004 relating to a retention payment for the extension of laboratories at St George's Hospital, London. The Company had £nil (2003: £nil) of capital expenditure contracted for but not provided in the financial statements.

23. Financial commitments

At 30 June 2004 the Group and Company had annual commitments under non-cancellable operating leases as follows:

Group	Land and buildings 2004 £'000	Other 2004 £'000	Land and buildings 2003 £'000	Other 2003 £'000
Expiring within one year	–	–	–	1
Expiring between two and five years inclusive	201	18	–	12
Expiring in more than five years	240	–	240	–
	441	18	240	13

Company	Land and buildings 2004 £'000	Land and buildings 2003 £'000
Expiring within one year	–	–
Expiring between two and five years inclusive	–	–
Expiring in more than five years	240	240
	240	240

24. Reconciliation of operating loss to net cash outflow from operating activities

	2004 £'000	2003 £'000
Operating loss	(3,126)	(5,375)
Depreciation (net of disposals)	440	179
Amortisation of intangibles	697	–
Decrease/(increase) in debtors	1,383	(2,551)
(Decrease)/increase in creditors	(9,010)	16,932
Net cash (outflow)/inflow from operating activities	(9,616)	9,185

Notes to the financial statements continued

for the year ended 30 June 2004

25. Reconciliation of net cash flow to movement in net funds

	2004 £'000	2003 £'000
Increase in cash for the year	14,311	1,221
Cash (inflow)/outflow from (sale)/purchase of current asset investments	(9,473)	13,895
Movement in net funds in the year	4,838	15,116
Net funds at start of the year	33,995	18,879
Net funds at end of the year	38,833	33,995

26. Analysis of net funds

	Cash at bank and in hand £'000	Short-term deposits £'000	Total £'000
At 30 June 2002	920	17,959	18,879
Cash flow	1,221	13,895	15,116
Other non-cash changes	–	–	–
At 30 June 2003	2,141	31,854	33,995
Cash flow	14,311	(9,473)	4,838
At 30 June 2004	16,452	22,381	38,833

27. Related party disclosures

The Company has taken advantage of the exemption available to parent companies under FRS 8 'Related Party Disclosures' not to disclose transactions and balances with Group entities which have been eliminated on consolidation.

Transactions with Directors

During the year the Directors of the Company purchased new ordinary shares of 1p each as follows:

Director	Number of shares acquired	Price per share
Glyn Edwards	25,000	£0.40
Raymond Spencer	33,705	£0.40
Barry Price	49,210	£0.40
Grahame Cook	31,521	£0.40

Transactions with Kudos Independent Financial Services Limited

Kudos Independent Financial Services Limited (KIFS) is a related party because Michael Pappas is a Director of the Company and of KIFS. KIFS advises the Company in relation to pensions, permanent health insurance and life assurance and derives its income by way of commission from the suppliers of these products. No income is derived directly from the Company.

Transactions with Leventis Holding SA

Leventis Holding SA (LH) is a related party as it was a substantial shareholder in Antisoma plc during the year under review. Michael G Pappas is the representative of Leventis Holding on the Board of Antisoma plc.

Antisoma Research Limited's offices are located at West Africa House, Ealing, London. These offices are sub-leased from Leventis Overseas Limited (a subsidiary of LH). Rent has been charged on the space sub-leased by Antisoma Research Limited at the rate of £201,000 (2003: £129,000) per annum, with an additional annual service charge of £14,000 for 2004 (£14,000 for 2003). During 2000, Antisoma Research Limited took on additional space at West Africa House and made an upfront payment of rent which was put towards the fitting out costs of the space by LH. Accordingly this upfront payment has been amortised over the three years of the lease. During the period the remaining £nil (2003: £13,000) of the payment was charged to the profit and loss account with a balance of £nil (2003: £nil) held within prepayments. Additional charges have been made in the year amounting to £19,000 (2003: £25,000). £72,000 (2003: £54,000) remained outstanding at the year end.

Notes to the financial statements continued

for the year ended 30 June 2004

28. Pension obligations

The Group operates a defined contribution Group personal pension scheme for employees and Directors. The total pension cost for the Group was £287,000 (2003: £208,000). At the year end there were outstanding pension obligations of £nil (2003: £28,000).


ANTISOMA

Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

Tel: +44(0)20 8799 8200
Fax: +44 (0)20 8799 8201
e-mail: enquiries@antisoma.com
www.antisoma.com

Company registered number 3248123

YEAR IN FOCUS

Clinical pipeline developments
- AS1404 completes phase I and begins phase II programme with lung cancer trial
- AS1405 begins phase I trials against brain cancer glioma
- R1549 discontinued after phase III trial results

Licensing deals
- Programme of telomere targeting agents (TTAs) licensed from Cancer Research Technology
- ATTACK programme fully acquired from collaboration with EMD-Lexigen (in July 2004)

Management and finances
- Ursula Ney appointed as Chief Operating Officer
- £14.1 million raised through placing and open offer
- Cash and liquid resources at 30 June 2004 of £38.8 million






Development

ANTISOMA AT A GLANCE

Antisoma's objective is to build a sustainable business by developing and commercialising new and improved therapies for cancer.

Company profile
Antisoma specialises in the development of drugs used in the treatment of cancer. It currently has three drugs in clinical trials and three major preclinical drug programmes. The Company is listed on the London Stock Exchange. As at June 2004, Antisoma employed a total of 63 staff based at two locations in London, UK. The Company is led by a Board and Management Team whose members have all held senior positions in the pharmaceutical, biotechnology or financial industries.

Focus on cancer
Antisoma focuses on cancer because it is an area of high unmet medical need, and therefore provides many commercial opportunities. Demand for cancer drugs continues to increase, fuelling the growth of a market that is expected to be worth $56 billion per year by 2008 (source: Datamonitor). With most cancers still poorly treated, considerable investment is being made in novel approaches to the disease, providing Antisoma with a wide choice of early-stage drugs from which to license products for development.

Focus on development
Antisoma's expertise lies in the development of drugs rather than their initial discovery. Antisoma therefore fills its pipeline by acquiring promising product candidates from internationally recognised academic institutions or commercial enterprises. This is described as a 'search and develop' approach. The Review of operations on page 6 provides details of the core activities that support this model.




Development

Collaborations and partnerships
Antisoma has forged strong partnerships and collaborations, most notably the strategic alliance formed with Roche in November 2002. This alliance provides Antisoma with ongoing financial benefits in return for worldwide rights to its products AS1404 and R1550 and an option on drugs entering trials until November 2007. Antisoma also has research collaborations with a number of prestigious institutions such as the US National Cancer Institute and the London School of Pharmacy.

Commercialisation
Antisoma has two distinct routes to bring its products to market. Products that fit within Roche's oncology portfolio will be commercialised through the alliance. These will generally be products with high sales potential. Exploiting their value fully depends on substantial investment in development and marketing, so collaboration with a major pharmaceutical company is the best way to optimise the return for Antisoma's shareholders. Returns are realised through progress-based milestone payments and royalties on any sales by Roche.

Any promising products not optioned by Roche will be developed by Antisoma independently. Such products may have lower sales potential (as, for example, with the niche product AS1405), but may also require less investment to reach the market. Smaller market products can provide attractive returns if the Company pursues their development independently to a late stage, allowing it to retain a high proportion of sales revenues.

Pipeline products
Drugs in development at Antisoma include both 'new biological entities' (such as antibodies) and 'new chemical entities' ('traditional' small-molecule drugs).

AS1404 is a small-molecule vascular targeting agent that selectively disrupts tumour blood vessels. This mechanism gives it potential against a wide variety of tumours. AS1404 completed phase I trials this year and in September 2004 started a phase II programme of combination studies. The first of these is evaluating the combination of AS1404 with the established drugs carboplatin and paclitaxel in non-small cell lung cancer. Further trials will examine combinations of AS1404 with other drugs in different cancers.

R1550 is an antibody that targets a cell-surface protein called MUC1. By attaching itself to tumour cells, this drug may help the immune system to identify and destroy them. Roche is conducting a phase I trial of R1550 in metastatic (spreading) or locally advanced breast cancer.

AS1405 is a radiolabelled antibody that targets oncofoetal fibronectin, a protein that is found in marked quantities in and around the blood vessels of certain tumours. A phase I trial is testing this drug in patients with the brain cancer glioma.

Major preclinical programmes are Antisoma's telomere targeting agents (TTAs), 'ATTACK' therapy with the antibody-cytokine drug AS1409 and the targeted apoptosis drug AS1406. For further details, visit www.antisoma.com



Joint Chief Executive and Chairman's Statement

Antisoma's development programmes are gaining momentum despite the discontinuation of R1549.

Antisoma has had a year of mixed fortunes, providing a good illustration of both the risks and the potential in the drug development business. The year's events also serve to highlight the steps we have taken over a number of years to manage the risks intrinsic to our business, and how we have prepared the Company to make the most of future opportunities.

When R1549 failed to demonstrate a benefit in its pivotal trial, we experienced a major share price fall and lost the prospect of reaching profitability in the short term. This was not the outcome we had hoped for but it was one of the results we had planned for, knowing that even amongst drugs reaching phase III trials there is a significant possibility of failure. When the R1549 result was announced in April, we were in the advantageous position of having three other drugs in clinical trials, each based on different technology, as well as a promising pipeline of preclinical drugs and almost £40 million in cash. The depth and diversity of our pipeline and the availability of resources to advance it were the result of the Group's long-term vision to acquire and develop a robust pipeline, thereby avoiding dependence on a single product candidate.

Progress across the remainder of our pipeline has been solid. We have secured new cash resources to advance priority programmes such as AS1404 and to add further to our drug portfolio. We have also strengthened our management team to deal with the increasing scale and diversity of our operations. Our partnership with Roche remains strong and we look forward to entering the third year of our alliance whereby Roche co-develops products from the Antisoma pipeline and will commercialise those that reach the market. This alliance continues to be a positive endorsement of our technology and expertise in oncology.

Progress across the pipeline

In March we announced that AS1404 had successfully completed phase I trials and would be progressing to a phase II programme of combination studies. We announced in September 2004 the start of the first such study, combining AS1404 with carboplatin and paclitaxel in the treatment of non-small cell lung cancer. This makes us one of a very small group of companies that have reached efficacy trials with small-molecule 'vascular targeting agents', drugs designed to shut down established tumour blood vessels.

Also in March we announced the entry to clinical trials of AS1405, an antibody-based drug for the brain cancer glioma. A trial in the United States is evaluating AS1405 given to patients who have suffered a relapse of their cancer after initial treatment. These patients have then had their tumours surgically removed, and are receiving the drug as an additional treatment, with the aim of preventing or delaying further regrowth of the cancer. As the prognosis for glioma patients, especially those with recurrent disease, is very poor, the need for new treatments is urgent. The phase I trial will provide information on safety and dosing as well as looking for any signs of anti-tumour activity.

Our third clinical product, R1550, has now been successfully transferred to Roche for development. A phase I trial in the US is recruiting patients with metastatic (spreading) or locally advanced breast cancer, building on an earlier trial which showed that the drug was well tolerated in breast cancer patients.

During the year, we announced the discontinuation of trials on AS1403 following an imaging study. Though this antibody was found to bind to tumours, the overall results failed to meet our internal criteria for continuing investment. The decision to stop development of AS1403 illustrates how, with a broadening pipeline, we are prepared to shift resources rapidly to those projects with the best prospects of providing a return.

Advances in our pipeline have been recognised externally, with data from our programmes having been accepted at the three most prestigious cancer conferences of the past year: American Society of Clinical Oncology (ASCO), American Association of Cancer Research (AACR) and American Society of Hematology (ASH).

New products licensed

We have licensed two exciting programmes into our preclinical pipeline during the year. In September 2003, we acquired a programme of telomere targeting agents (TTAs) from Cancer Research Technology. These drugs, developed at the Institute of Cancer Research and the London School of Pharmacy by Professor Stephen Neidle, work by interfering with 'telomeres', structures found at the end of each of the chromosomes into which human DNA is packaged. Telomeres are fundamental to the immortality that allows cancer cells to grow unchecked, so drugs that disrupt them have broad potential as cancer therapeutics.

In November, we announced that we had been collaborating with EMD-Lexigen, a subsidiary of Merck KGaA,



"WE HAVE A STRONG PORTFOLIO OF CANCER DRUGS, THE PEOPLE AND CASH TO DEVELOP OUR PIPELINE, AND A VALUABLE ALLIANCE WITH ROCHE."

Dr Barry Price, Chairman

on a programme to combine a cytokine – a protein messenger that acts as a co-ordinator in the immune system – called IL12 with one of Antisoma's tumour-targeting antibodies, BC1. We describe such combinations as ATTACK (Antitumour Therapy with Targeting Antibodies and CytoKines). Having presented promising animal data at the American Association of Cancer Research, we announced in July that we had bought out Lexigen's half-stake in the programme and would accelerate its progress towards clinical trials under the name AS1409.

Management strengthened

In February, we welcomed Dr Ursula Ney to the newly created position of Chief Operating Officer and to the Board of Antisoma plc. Dr Ney has a wealth of experience in all aspects of drug development, gained in both large pharmaceutical and biotech companies. Reporting to Glyn Edwards, she is now responsible for both the Company's established development programmes and the acquisition of new drugs by in-licensing. We also welcomed Birgit Norinder as a new Non-Executive Director during the year. Ms Norinder serves on the boards of a number of biotechnology companies, and previously held senior executive positions in R&D in several international pharmaceutical companies.

Our operational senior management has been strengthened by the addition of Dr David Scales (Director of Product R&D) and Sharon Grimster (Director of Project Management and Manufacturing), whilst Nicholas Adams has been promoted to Business Development Director.

Dr James Coombes retired during the year from his position as Senior Non-Executive Director, and Business Development Director Bart Wuurman left to become CEO of De Novo Pharmaceuticals. We would like to take this opportunity to wish them both well for the future.

Robust finances

We ended the year with approximately £38.8 million in cash and liquid resources compared with £34 million last year. Ongoing investment in an increasingly broad pipeline of cancer drug candidates led to an increase in our operating expenses to £21.2 million from £17.2 million last year. Notwithstanding this increased investment, we have successfully enhanced our cash resources through a placing and open offer, which completed in December 2003, and through our strategic alliance with Roche.

Our revenues increased to £18.1 million from £11.8 million last year. This reflects reimbursement by Roche of development costs incurred for R1549 and R1550 during the period (£8.7 million) and ongoing recognition of revenues from upfront payments made under our 2002 deal with Roche (£9.4 million). The increased revenues mean that despite the increase in our operating expenses our losses fell from £3.3 million last year to £0.6 million in 2004.

For full details, see the Financial review on pages 8 and 9.

Significant newsflow ahead

Antisoma moves into the next year with confidence based on the depth and diversity of our cancer drug pipeline, our ongoing partnership with Roche and our strong cash position. The start of phase II trials on AS1404 is indicative of Antisoma's determination to push its products forward and realise their value. Our goal is to progress multiple products through late-stage development to create the best possible chance that one or more will reach the market within the next few years. Commercialisation of any of our products would generate substantial shareholder returns. To maximise our chances of success, we will continue to enhance our product portfolio, including the acquisition of a clinical phase product to further strengthen our later stage pipeline.

Glyn Edwards
Chief Executive Officer

Barry Price
Chairman

"OUR SEMI-VIRTUAL STRUCTURE HAS GIVEN US REMARKABLE FLEXIBILITY IN OUR APPROACH TO DRUG DEVELOPMENT, ENABLING US TO BUILD A TRULY DIVERSE PORTFOLIO."

Dr Ursula Ney, Chief Operating Officer



REVIEW OF OPERATIONS

Antisoma's operating strategy reflects the Company's clear focus on drug development.

Operating strategy

Antisoma is a 'semi-virtual' company that relies on external collaborators and contractors to execute many aspects of its programmes. This is a cost-effective approach and allows the Company to maintain a high degree of flexibility in its operations. Success with this model depends critically on a small but highly skilled group of staff to source new products, plan preclinical and clinical development programmes and guide the work done outside the Company.

By applying the expertise highlighted in this section, we have been able to develop a portfolio of drugs covering a range of different cancer types and market opportunities and encompassing a repertoire of distinct technologies.



FINANCIAL REVIEW

Antisoma's robust finances support its development objectives.

Summary

- Our year-end cash and liquid resources were approximately £39 million and with net cash outflow of approximately £9.6 million from operating activities the Group retains considerable financial flexibility to invest in its pipeline and to take advantage of any new opportunities that may arise.

- Our finances were augmented with the issue of new equity capital in a placing and open offer, which raised £14.1 million net of expenses in December 2003, and also through our alliance with Roche, which has generated further revenues of £8.7 million in the year related to the development of R1549 and R1550.

- Total investment in development has increased to £16.6 million this year from £13.0 million in 2003, reflecting our commitment to build a sustainable oncology business and further develop our portfolio. We completed a phase I study of AS1404 during the year, and in September 2004 we announced the start of a phase II programme to evaluate this drug in combination with other cancer treatments. We have also initiated our first clinical trial of AS1405, a drug for the brain cancer glioma. Our third clinical programme, R1550, has been fully funded by Roche since November 2002, and is now also being managed operationally by Roche. A phase I trial of R1550 is ongoing in breast cancer. During the year we obtained an exclusive licence to a programme of telomere targeting agents (TTAs) developed at the London School of Pharmacy and began work to select a lead drug candidate suitable for clinical trials.

- Total revenues were £18.1 million for the year ended 30 June 2004 compared with £11.8 million in the previous year.

- Net loss was £0.6 million (2003: £3.3 million). Net loss per share was 0.25p (2003: 1.5p).

Results of operations

Roche alliance

Under our strategic alliance with Roche signed in November 2002, Roche paid £4.15 million for 20.7 million new ordinary 1p shares (then representing 9.09% of our issued ordinary share capital) and made further upfront payments to Antisoma totalling £23.2 million, in return for exclusive worldwide rights to the products then in clinical development and a five-year option on new oncology products entering clinical trials. Subsequently the alliance has generated additional revenues for Antisoma of £5.2 million in the period November 2002 to 30 June 2003 and £8.7 million in the year ended 30 June 2004. These additional revenues relate to the funding of development of R1549 and R1550.

Revenues

Total revenues for the year ended 30 June 2004 were £18.1 million (2003: £11.8 million). Revenues include £8.7 million (2003: £5.2 million) in relation to the development costs for R1549 and R1550 as mentioned above and £9.4 million (2003: £5.3 million) for the recognition of part of the £23.2 million non-refundable upfront payments from Roche for product rights. The balance of £8.5 million from Roche's upfront payments will be recognised in the profit and loss account in future periods. Revenues related to development costs and revenues recognised from the Roche upfront payment are expected to fall after 31 December 2004 as the closedown of the R1549 programme is concluded.

Losses

Antisoma made a loss of £0.6 million in the year compared with a £3.3 million loss in the previous year. This reduction was due to increased revenues (as set out above) and higher bank interest received offset by an increase in operating expenditure.

Total operating costs have increased to £21.2 million from £17.2 million last year. Research



"AT THE YEAR END, ANTISOMA HAD ALMOST £39 MILLION, PROVIDING US WITH SUBSTANTIAL RESOURCES TO DEVELOP OUR PIPELINE."

Raymond Spencer, Chief Financial Officer



and development costs are £3.6 million higher at £16.6 million and administrative expenses are £4.6 million from £4.2 million in 2003. Development costs on R1549 were £0.7 million higher at £5.7 million. The Group has increased expenditure on developing other products by £2.9 million to £10.9 million. Development costs also include £0.7 million (2003: £nil) amortisation of intangible assets. The increase in administrative expenses is due to a general increase in corporate activity and to additional facilities costs.

The Directors expect that development expenditure will be lower in 2005 as the reduction in expenditure by Antisoma on R1549, following its discontinuation, and R1550, following full transfer of this programme to Roche, will exceed the anticipated increases in expenditure on other programmes.

Taxation

The profit and loss account shows a taxation credit of £1.2 million for Research and Development tax relief (2003: £1.1 million) in respect of qualifying expenditure incurred in the previous financial year and claimed in the current financial year. The Group is entitled to claim further Research and Development tax relief in respect of qualifying expenditure incurred in the year ended 30 June 2004; provision will be made in the profit and loss account following the submission of any claim.

Liquidity and capital resources

On 30 June 2004, Antisoma had cash and liquid resources of £38.8 million (2003: £34.0 million). Net cash outflow from operating activities in the year was £9.6 million (2003: £9.2 million cash inflow) due principally to the operating loss adjusted for the recognition of revenues from Roche that were received in the year ended 30 June 2003.

Antisoma is an early-stage biopharmaceutical company with a history of operating losses. These losses have arisen mainly from the costs of investing in product research and development and general administrative costs. The Group expects to continue to incur operating losses for a number of years. The Group's principal sources of finance are the issues of new equity share capital to shareholders together with revenues from out-licensing of products in development to third parties. On 19 and 24 December 2003, the Company issued 38,010,941 new ordinary shares of 1p each at a price of 40p per share for a total cash consideration of £15.2 million (£14.1 million net of expenses).

Net cash inflow from returns on investments and servicing of finance was £1.3 million (2003: £0.9 million). Changes in returns on investments reflect differences in average cash balances and interest rates received on invested funds.

Prepayments and accrued income of £1.9 million (2003: £3.1 million) represent primarily amounts accrued and not yet invoiced to Roche relating to costs of development of R1549 and R1550 for the quarter ended 30 June 2004. Accruals and deferred income includes the balance of £8.5 million (2003: £17.9 million) of the non-refundable upfront payments from Roche for product rights. This will be recognised as revenue in future periods.

Capital expenditure during the year was £1.1 million on laboratory fixtures, fittings and equipment and £0.4 million on office fixtures and fittings to extend occupation at our laboratories at St George's Hospital, London, and our offices in Ealing, London. Authorised and contracted capital expenditure at 30 June 2004 was £nil. Capital expenditure in 2005 is expected to be significantly lower than that in 2004.

Losses per share

Losses per share were 0.25p compared with 1.5p in 2003.

Raymond Spencer
Chief Financial Officer

DIRECTORS AND SENIOR MANAGEMENT

1• Barry Price, BSc, PhD, FRSC
Non-Executive Chairman
Barry, 61, was appointed to the Board of Antisoma in April 1997, and became Chairman in February 1998. He is also a Non-Executive Director of Shire Pharmaceuticals plc and Pharmagene plc and Chairman of BioWisdom Ltd. He has previously held the positions of Director at Chiroscience plc and Celltech Group plc, and Director of Primary Production at Glaxochem Ltd.

2• Glyn Edwards, BSc, MBA
Chief Executive Officer
Glyn, 49, was appointed Chief Executive Officer in March 1998. He is an Executive Director of Antisoma plc, Antisoma Research Ltd, and Cancer Therapeutics Ltd. He is also a Director of Elara Associates Ltd. Prior to joining Antisoma, he was Director of Business Development at Therapeutic Antibodies.

3• Ursula Ney, BSc, PhD, MBA
Chief Operating Officer
Ursula, 52, was appointed Chief Operating Officer in February 2004. She has also been appointed to the Board of Antisoma plc. Prior to this she was Chief Executive Officer of Charterhouse Therapeutics Ltd. Before her time at Charterhouse she spent 14 years at Celltech where she was Director of Development and served on the Board.

4• Raymond Spencer, BSc, ACA
Chief Financial Officer
Raymond, 49, was appointed Chief Financial Officer in October 1996. He is an Executive Director of Antisoma plc, Antisoma Research Ltd, and Cancer Therapeutics Ltd. He qualified as a Chartered Accountant with KPMG and, prior to joining Antisoma, was Finance Director at Cambridge Molecular Technologies Ltd.

5• Grahame Cook, MA, FCA
Non-Executive Director
Grahame, 46, was appointed Non-Executive Director in July 1999. He has 17 years of investment banking experience and is a chartered accountant. He was until 2003 Chief Executive Officer of West LB Panmure. He was a Managing Director in Investment Banking at UBS Ltd from 1995 to 1998 and a member of UBS's Global Investment Banking Management Committee. He was a founder member of the TechMARK Advisory Committee.

6• Michael Pappas, LLB, CA
Non-Executive Director
Michael, 48, was appointed Non-Executive Director of Antisoma Research Ltd in 1993 and of Antisoma plc on formation of the Company, in October 1996. He has a degree in law and is a member of the Institute of Chartered Accountants of Scotland. Michael is a Director of Kudos Independent Financial Services Ltd.

7• Birgit Norinder, BSc
Non-Executive Director
Birgit, 55, was appointed Non-Executive Director in December 2003. She is a trained pharmacist and has held senior executive positions in R&D in Pharmacia & Upjohn Corp. She has also held senior R&D positions at Glaxo Group Research Ltd, Astra Research Centre AB, Pfizer Inc and Parke Davis AB. She has been Chief Executive Officer and Chairman of Prolifix Ltd and currently serves on the boards of a number of biotechnology companies.

8• Ann Hacker, BSc
Non-Executive Director
Ann, 53, was appointed Non-Executive Director in July 2002. She was formerly Chief Executive Officer of Metris Therapeutics Ltd, and was previously a Non-Executive Director of Profile Therapeutics plc, Board Director of Glaxo Pharmaceuticals plc, Chief Executive Officer of Biocompatibles International plc and Group Chief Executive of Deltex Medical Ltd. Ann is also a Director of Sitka Health Fund VCT plc and Alchimer SA.

9• Nigel Courtenay-Luck, PhD
Chief Scientific Officer
Nigel, 52, was appointed Chief Scientific Officer in 2003, having previously held the position of Technical Director. He is also a Non-Executive Director of Herbal Healthcare Ltd and is a Senior Lecturer in Immunology at London's Hammersmith Hospital.



10• Miroslav Ravic, MD, PhD
Chief Clinical Officer
Miroslav, 55, was appointed Chief Clinical Officer in September 2002. He was formerly Director of Clinical Research and Development, Europe, for the leading Japanese pharmaceutical group Eisai. Before joining Eisai he worked at Boehringer Ingelheim as well as holding academic and clinical posts.

11• Nicholas Adams, BSc
Director of Business Development
Nick, 40, was appointed Director of Business Development in November 2003. Prior to this he was Business Development Manager of Antisoma for four years. Before joining Antisoma, Nick held R&D positions at Ciba-Geigy, Eisai Ltd and Cephalon Inc.

12• David Scales, LLM, PhD, FRCPath
Director of Product Research and Development
David, 52, joined Antisoma in March 2004 as Director of Product Research and Development. He previously led Research and Development for Strakan Pharmaceuticals and then Charterhouse Therapeutics. Prior to moving into the biotechnology industry he spent 18 years with Glaxo as a Vice President and Director with responsibility for drug metabolism, toxicology and regulatory affairs.

13• Sharon Grimster, BSc
Director of Project Management and Manufacturing
Sharon, 45, was appointed Director of Project Management and Manufacturing in April 2004. Previously she spent several years at Celltech in a variety of research, manufacturing and project management roles. Following the mergers of Celltech with Chiroscience and Medeva, Sharon became Head of Biologics Manufacturing Development. She has most recently been a Director of Westerly Projects Ltd.

Directors' report

The Directors present their report and the audited financial statements for the year ended 30 June 2004.

Principal activity
The principal activity of the Group during the year was pharmaceutical research and development.

Developments during the year and future prospects
We have continued to develop our product pipeline, both by advancing our existing portfolio and by in-licensing new agents. A full review of the business and future developments is given in the Joint Chief Executive and Chairman's statement on pages 4 and 5.

Dividends
No interim dividend was declared during the year and the Directors do not recommend payment of a final dividend.

Research and development
A description of the Group's research and development activities is given on pages 6 and 7.

Directors
The Directors who held office during the year or were appointed after the year-end were as follows:

Executive Directors
Glyn Edwards
Raymond Spencer
Ursula Ney – appointed 23 February 2004

Non-Executive Directors
Barry Price (Chairman – Independent)
Grahame Cook (Independent)
James Coombes (Independent) – resigned 9 December 2003
Michael Pappas
Ann Hacker (Independent)
Birgit Norinder (Independent) – appointed 9 December 2003

Biographical details of the Directors are given on pages 10 and 11.

Directors' interests
The interests of Directors in the shares and options of the Company are given in the report of the Board on remuneration on pages 16 to 19. None of the Directors had a material interest at any time during the year in any contract of significance other than a service contract with the Company or any of its subsidiaries. Information regarding Directors' service contracts is given on page 17 within the report of the Board on remuneration.

Major interest in shares
No single person directly or indirectly, individually or collectively, exercises 'control' over the Company. The Directors are aware of the following persons, other than Directors, who had an interest in 3% or more of the issued ordinary share capital of the Company as at 1 September 2004.

	Number of ordinary shares	Percentage of issued ordinary share capital
Leventis Holding SA	28,293,378	10. 63%
Roche Finance Limited	20,733,240	7.79%
BVF Partners L.P.	15,500,000	5.82%

No other person has notified any interest in the ordinary shares of the Company required to be disclosed to the Company in accordance with sections 198 to 208 of the Companies Act 1985 and representing material interests of 3% or more or any non-material Interest of 10% or more of the issued ordinary share capital of the Company.



Employees
The Directors are committed to continuing involvement and communication with employees on matters affecting both the employees and the Company. A full review of the policies relating to employees is given in the Corporate social responsibility review on pages 14 and 15.

Health, safety and environment
The Directors are committed to ensuring the highest standards of health and safety, both for their employees and the communities within which the Company operates. The Directors are also committed to minimising the impact of the Company's operations on the environment. A full review of the policies relating to health and safety and the environment is given in the Corporate social responsibility review on pages 14 and 15.

Charitable and political donations
No donations were made during the year to charitable or political organisations within the UK.

Creditor payment policy
The Group seeks to abide by the payment terms agreed with suppliers whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. The Group does not have a standard code of conduct which deals specifically with the payment of suppliers.

The average creditor days for the Group during the year were 28 days and for the Company were nil.

International Financial Reporting Standards
Antisoma's first full financial statements disclosure under IFRS will be made for the year ended 30 June 2006, and its first IFRS-compliant interims will be made for the six months ending 31 December 2005. The Directors are committed to ensuring that the transition to IFRS is actively managed and will ensure that the auditors are engaged throughout the process.

Annual General Meeting
The Notice convening the Annual General Meeting, which will take place at 2pm on 23 November 2004 at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD, was sent out to shareholders on Thursday 30 September 2004. Details of the business to be transacted at the AGM can be found in the separate circular to shareholders that accompanies this document.

By order of the Board

Raymond Spencer
Company Secretary

Corporate social responsibility review

Antisoma's business of developing drug candidates for the treatment of cancer is intended to be of benefit to many people worldwide and to satisfy the unmet clinical need for more effective and better-tolerated products.

The Group is committed to operating its business in accordance with its corporate social responsibilities to all stakeholders including shareholders, employees, patients, the environment and the communities in which we operate. Our corporate social responsibility framework is evolving over time and our approach to our responsibilities has developed from our internal policies and the well-established culture of the Group. The Board aims to discharge its corporate social responsibilities by identifying risks arising from our operations and assessing the likelihood of occurence and impact of these risks. We constantly strive to develop and improve our approach. The Group conducts its operations with a view to minimising any possible adverse impact on the local community.

The Group complies with the BioIndustry Association (BIA) Code of Practice. We play an active role in the BIA and within the Young BioIndustry Association, which seeks to promote understanding of the industry and biological sciences in higher education.

Shareholders
Antisoma complies with disclosure rules under its listing obligations on the London Stock Exchange and is committed to sharing details of its progress evenly with all stakeholder groups.

The Group understands the importance of communication and has a dedicated Corporate Communications team, which works to keep our various stakeholders regularly informed of relevant information affecting the Group and their interests. The Group's website also serves the specific interests of its different stakeholders.

The Group voluntarily delisted from Nasdaq Europe in September 2003 prior to the closure of this market. The Group is therefore no longer bound by its obligation to produce quarterly financial statements. Antisoma will continue to keep shareholders informed through regular progress announcements and the provision of half-year and full-year financial statements.

FTSE4Good
Antisoma has been a constituent of the FTSE4Good Index since Spring 2003. This index was designed to measure the performance of companies that meet globally recognised corporate responsibility standards.

Employees
The Group recognises that its success depends upon attracting, retaining and motivating skilled people and has designed its remuneration policy accordingly, in order to maintain the steady growth of the business. Employees' salaries are benchmarked and all staff are members of the Company Share Option Plan. In addition, all staff are eligible to join the pension plan and private healthcare scheme.

There is regular formal communication between management and staff, including internal communication through regular staff meetings. Management has an open door policy and employees can raise questions about the Group or their employment easily and get issues resolved quickly. Staff appraisals are carried out once a year and annual objectives are set in July of each year. Staff are encouraged to consider their objectives within the framework of the organisation as a whole, thus promoting both greater efficiency and a sense of shared achievement.

We are committed to giving equal opportunities to all groups of people, irrespective of background, and have a careers section on our website that includes information about current vacancies and about our recruitment policy. Our aim is to recruit the best staff in the industry, and we believe in maximising every employee's potential. Three of our eight Board members are women.

We encourage in-house training and support staff in further study where appropriate. Subscriptions to key publications, the provision of a well-stocked library and circulation of pertinent articles support ongoing education in the workplace. The Company strives to accommodate employees' needs in order to enable them to balance their working and home life.

The Group aims through its Directors, employees and agents to conduct its business to the highest standards and with honesty and integrity at all times. The Staff Handbook sets out the Group's policies, with which employees are expected to comply, and includes guidance relating to standards of conduct, equal opportunities, gratuities, harassment and whistle-blowing.



Corporate social responsibility review continued

Partners
The Group works with a variety of partners to carry out the appropriate studies for the development of each of our products. Contractors are chosen based on technical ability, capacity, geographical location and quality standards. The quality standards used in human pharmaceutical development are GCP (Good Clinical Practice), GLP (Good Laboratory Practice) and GMP (Good Manufacturing Practice). We ensure that our partners are using the appropriate standards for work being performed on our behalf.

The Group is committed to sharing information with the wider scientific community. Members of staff participate in a variety of scientific forums in the cancer research field, and we regularly present and publish our own work.

Health and Safety
The Group is committed to the promotion of Health and Safety for all employees and others who are engaged in or who may be impacted by the Group's operations. The Board is aware of its legal and moral obligations for Health and Safety at work and is committed to preventing accidents and minimising occupational ill health. The Group's policies relating to Health and Safety are set out in the Safety Code of Practice and the Staff Handbook. Our procedures are monitored and improvements identified through periodic external audits and internal safety inspections. The Group's Health and Safety Committee meets quarterly to discuss issues and promote good practice.

Environment
The Group is aware of its corporate responsibilities towards the environment. The Group is committed to ensuring that the impact of its activities on the environment is minimised. The Group's policies relating to laboratory Health and Safety, including disposal of waste, are set out in the Safety Code of Practice. The Group endeavours to ensure that all gaseous emissions and liquid or solid waste produced in our work are controlled and disposed of, whether handled directly or via a third party, in accordance with applicable laws and regulations and with the minimum impact on the environment. Disposal of hazardous waste is handled by specialist agencies. The Group meets all the statutory requirements relating to handling and disposal of radioactive materials.

All clinical waste produced by our laboratory is given a unique tag on removal to ensure that it can be traced back to us. As the Company continues to grow, we will ensure that our environmental policies match the scale of our operations.


15

Report of the Board on remuneration

Introduction

This report has been prepared in accordance with the Listing Rules of the UK Listing Authority and the Directors' Remuneration Report Regulations 2002. A resolution to approve this report will be proposed to shareholders at the Annual General Meeting (AGM) in November 2004 and is set out as resolution number 2 in the notice of the meeting, which accompanies the Annual Report and Accounts 2004.

Policy

The Remuneration Committee aims to ensure that the Group is able to attract and retain Executive Directors and senior managers with the necessary skills and expertise by providing competitive remuneration, incentives and benefits that reward individual and group performance. The Committee gives consideration to the guidelines set out in the Combined Code, as well as best practice guidelines published by the Association of British Insurers and the National Association of Pension Funds.

Committee

The Remuneration Committee is comprised entirely of independent Non-Executive Directors. The Committee is chaired by Ann Hacker. Other Directors who served on the Committee during the year are set out on page 20. The Committee makes recommendations to the Board regarding the policy for and determination of total compensation, including share options, for Executive Directors and senior managers ('the Management Group'). The Committee also has responsibility for establishing policy for total compensation for all employees within the Group and for approving awards for share options. The Committee, which meets not less than twice per year, has retained New Bridge Street Consultants LLP, who have considerable expertise in the biotechnology sector, to provide independent external advice and analysis on compensation matters including provision of competitive market data. Other than assisting the Group on the implementation of the Committee's decisions, New Bridge Street Consultants LLP provides no other services to the Group. The Group's corporate lawyers, Messrs CMS Cameron McKenna, have also assisted the Board on compensation matters during the year. Meetings are attended as appropriate by the Chief Executive Officer, Glyn Edwards, who is invited to provide input on remuneration proposals other than those directly concerning his own remuneration. The Chief Financial Officer, Raymond Spencer, provides administrative support to the Remuneration Committee.

Components of Executive Directors' compensation package

Consistent with the above policy, compensation awarded to the Management Group comprises a mix of performance and non-performance-related elements.

- **Base salary**
  Salaries are reviewed annually taking into account the responsibilities and performance of each Director or senior manager and his/her expected future contribution. These are then benchmarked. The Committee aims to set base salaries for the Management Group close to the median of base salaries for similar positions within other biopharmaceutical companies of a similar size.

- **Annual performance incentive**
  The Group operates a discretionary bonus scheme. Such bonuses are awarded dependent upon performance, which is measured against individual and corporate objectives set at the beginning of the year, also taking into account the relative share price performance of the Company. The maximum and average bonuses as a percentage of total salary awarded to the members of the Management Group who received bonuses during the year were 40% and 35%, respectively. The maximum potential bonus for the Management Group is such that the aggregate of base salary and bonus is capable of being in the upper quartile by comparison with similar positions within other UK biopharmaceutical companies of a similar size.

- **Longer term incentives**

  (a) **Share options**
  Share options are awarded to Executive Directors and other employees of the Group. In July 1999, options were granted under the Antisoma Share Option Plan to certain Executive Directors and senior managers to reflect the competitive environment. These options vest as set out in the table on page 38 and in Note 19 to these financial statements and were subject to the performance condition, which was satisfied in October 1999, of completing a commercial agreement for the Group's then lead product, R1549. In February 2000, the Group adopted a policy of granting share options to all employees twice per year following release of the Company's interim and preliminary year end results. These options are subject to performance conditions set by the Remuneration Committee such that they may not ordinarily be exercised unless the share price has risen by at least 52% on or after the third anniversary and before the tenth anniversary of the date of grant. The performance conditions were amended in December 2001 in respect of options granted after that date such that if the share price has not risen by 52% by the third anniversary of the date of grant, then a further increase of 15% per annum will be required before they may be exercised. Re-testing of options granted after December 2001 will take place every six months between the third and fifth anniversary of the date of grant. If the exercise condition is met once during this period then it need not be met again. If the performance condition is not met by the fifth anniversary of the date of grant then the option will lapse. The Remuneration Committee believes that these performance conditions are challenging and comparable with those employed by other biopharmaceutical companies.

  The value of shares under option at each grant is limited to a multiple of each individual's salary, being 0.625 for the Chief Executive Officer and range from 0.125 to 0.5 for other employees.

  The Management Group has agreed to reimburse the Company for its liability to employer's National Insurance contributions (NICs), up to the rate prevailing at the date of grant and expected to arise upon the exercise of the options granted to them in April 2002 or subsequently. In consideration for these agreements, the Company has granted additional options such that the net gain in value after income tax and NICs on these additional options would match the expected liability for employers' NICs. Since December 1998, all share options have been granted at market value of the shares at date of grant.



Report of the Board on remuneration continued

(b) **Executive Incentive Plan**
The Group adopted a long-term incentive and deferred bonus scheme in November 2003, known as the Executive Incentive Plan (the 'Plan'). No awards were made under the Plan during the year. A summary of the scheme is set out below:

• Two types of award, Performance Awards and Matching Awards, may be made under the Plan. Performance Awards are shares that are delivered to an executive after three years subject to continued employment and satisfying a pre-agreed performance target (see below). An executive who invests part of his or her annual bonus in Company shares ('Invested Shares') may receive a Matching Award of free shares subject to continued employment of not less than three years and the meeting of pre-agreed performance targets. Invested Shares will be limited in value to 33% of the executive's salary each year.

• All employees of the Group are eligible to participate at the discretion of the Remuneration Committee. Initially the plan is expected to be restricted to a small number of senior executives and Executive Directors.

• An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition (see below) has been satisfied, the participant is still employed by the Group and, in the case of Matching Awards, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years.

• The value of Performance Awards granted under the Plan to any employee in any financial year will be limited to one times basic salary. The aggregate of the value of Performance Awards and share options granted under the Antisoma Share Option Plan (see above) will be limited to 1.5 times basic salary. These limits are subject to adjustment where the employee agrees to meet the employer's National Insurance contributions such that the limits will be increased to the extent necessary to leave the employee financially no better off than if the Company were paying the National Insurance.

• Performance Awards will vest in full after three years provided that the Company's Total Shareholder Return ('TSR') ranks in the upper quartile compared with a selected list of some 20 other UK listed biotechnology and pharmaceutical companies to be drawn from the FTSE All Share Pharmaceutical and Biotechnology Index. Where the TSR ranks below median after three years the performance target will not have been met and the Performance Award will lapse. Where the TSR ranks between median and upper quartile after three years the Performance Award will vest pro-rata between 25% and 100%. There will be no opportunity for retesting.

• The performance condition for Matching Awards will be similarly linked to the Company's TSR ranked against the same group of biotechnology and pharmaceutical companies. Where the TSR is at least upper quartile then shares equal in number to the Invested Shares will be awarded. Where TSR is below median then no shares will be awarded. Where the TSR falls between median and upper quartile then the number of Matching Award shares will vest pro-rata between 25% and 100% of the number of Invested Shares.

• If the Company's performance is at or above median after three years the executive can decide to retain the invested shares for a fourth or fifth year in which case the number of Matching Award shares may be adjusted upwards, but not downwards, up to a maximum of 150% of the Invested Shares for upper quartile performance at the end of five years.

• If the Company is acquired then awards under the Plan will only vest at the date of change of control to the extent that the performance condition has been met and where, in the opinion of the Remuneration Committee, the acquiring company does not offer broadly similar replacement awards.

(c) **Pensions and other benefits**
The Group operates a defined contribution scheme and contributes 12.5% (10% prior to April 2003) of basic salary to the pension for each member of the Management Group. Other customary benefits including life and permanent health insurance and car allowances are also provided to the Management Group.

Service contracts
The service contracts for the three Executive Directors (G O Edwards – dated 1 April 1998; R J Spencer – dated 1 August 1996; U Ney – dated 23 February 2004):
- are not of a fixed-term duration
- are subject to 12 months' notice by either party. The Company is entitled to pay a sum in lieu of notice equivalent to the basic salary that would have been earned during the notice period by Mr Edwards and Mr Spencer and equivalent to the basic salary plus benefits in the case of Dr Ney
- are not subject to liquidated damages in the event of termination by the Group.

Non-Executive Directors
Remuneration of Non-Executive Directors is determined by the Board following recommendations by the Executive Directors. Terms of service are specified in letters of appointment. Currently appointments are for a period of three years, which may be renewed, and are subject to six months' notice. Non-Executive Directors do not have service contracts.

Details of compensation paid to Directors and Directors' interests are set out on pages 18 and 19.



Report of the Board on remuneration continued

Audited information
The following information forms the auditable part of the report, except where noted.

Directors' remuneration
Full details of Directors' remuneration and grants of share options are set out below:

	Salary and fees £'000	Bonuses £'000	Monetary value of benefits £'000	2004 total excluding pensions £'000	2004 pensions £'000	2003 total excluding pensions £'000	2003 pensions £'000
Glyn Edwards[5]	275	110	13	**398**	**34**	369	22
Raymond Spencer[5]	150	55	13	**218**	**19**	202	15
Ursula Ney[4][5]	79	–	5	**84**	**9**	–	–
Barry Price	42	–	–	**42**	**–**	39	–
Grahame Cook	29	–	–	**29**	**–**	28	–
James Coombes[1][3]	16	–	–	**16**	**–**	31	–
Michael Pappas	22	–	–	**22**	**–**	21	–
Ann Hacker	27	–	–	**27**	**–**	22	–
Birgit Norinder[2]	15	–	–	**15**	**–**	–	–
	655	165	31	**851**	**62**	712	37

[1]The above table includes amounts payable to third parties of £16,000 in respect of making available the services of James Coombes (2003: £32,000). [2]Birgit Norinder was appointed to the Board on 9 December 2003. [3]James Coombes resigned from the Board on 9 December 2003. [4]Ursula Ney was appointed on 23 February 2004. [5]The benefits for all these Directors include a car allowance and private health insurance.

Directors' interests in shares (unaudited)
The interests of the Directors in the shares of the Company, all of which were beneficially held, are set out below.

(Ordinary shares of 1p each)	2004 Number	2003 Number
Glyn Edwards	**652,127**	627,127
Raymond Spencer	**235,940**	202,235
Barry Price	**541,312**	492,102
Grahame Cook	**258,570**	227,049
Michael Pappas	**372,769**	372,769

Other than shown in the table above no Director had any interest in the shares of the Company or of other Group companies at 30 June 2004. There have been no changes in Directors' interests in shares since the year end. Note 27 provides details of transactions with Directors during the year.

Interests in share options
Details of options held by Directors are set out below:

The Company
(ordinary shares of 1p each)

		Number of shares under option					
Note on performance conditions	At 30 June 2003	Granted in the year	(Lapsed) in the year	At 30 June 2004	Price per share	Date from which excercisable	Expiry date
Glyn Edwards							
(i)	648,321	–	–	**648,321**	Note 20i	Note 19i	15.03.05
(i)	486,241	–	–	**486,241**	74p	17.12.98	15.12.08
(v)	432,214	–	–	**432,214**	42.6p	Note 19ii	09.07.09
(iii)	170,410	–	–	**170,410**	£1.009	Note 19iv	08.06.10
(iii)	87,704	–	–	**87,704**	£1.425	Note 19iv	18.09.10
(iii)	58,981	–	–	**58,981**	£2.119	Note 19iv	12.02.11
(iii)	289,331	–	–	**289,331**	37.5p	Note 19iv	16.09.11
(iv)	855,827	–	–	**855,827**	20.7p	Note 19iv	15.04.12
(iv)	1,452,074	–	–	**1,452,074**	12.34p	Note 19iv	23.09.12
(iv)	425,006	–	–	**425,006**	26.34p	Note 19iv	20.05.13
(iv)	–	418,359	–	**418,359**	38.17p	Note 19iv	30.09.13
(iv)	–	457,053	–	**457,053**	43.125p	Note 19iv	15.02.14
	4,906,109	875,412	–	**5,781,521**			



Report of the Board on remuneration continued

Note on performance conditions	At 30 June 2003	Number of shares under option Granted in the year	(Lapsed) in the year	At 30 June 2004	Price per share	Date from which excercisable	Expiry date
Raymond Spencer							
(i)	216,107	–	–	**216,107**	74p	17.12.98	15.12.08
(i)	129,664	–	–	**129,664**	74p	Note 19ii	15.12.08
(v)	216,107	–	–	**216,107**	42.6p	Note 19ii	09.07.09
(iii)	87,639	–	–	**87,639**	£1.009	Note 19iv	08.06.10
(iii)	42,098	–	–	**42,098**	£1.425	Note 19iv	18.09.10
(iii)	28,309	–	–	**28,309**	£2.119	Note 19iv	12.02.11
(iii)	124,991	–	–	**124,991**	37.5p	Note 19iv	16.09.11
(iv)	388,887	–	–	**388,887**	20.7p	Note 19iv	15.04.12
(iv)	659,822	–	–	**659,822**	12.34p	Note 19iv	22.09.12
(iv)	193,123	–	–	**193,123**	26.34p	Note 19iv	19.02.13
(iv)	–	182,556	–	**182,556**	38.17p	Note 19iv	30.09.13
(iv)	–	199,441	–	**199,441**	43.125p	Note 19iv	15.02.14
	2,086,747	381,997	–	**2,468,744**			
Ursula Ney*							
(iv)	–	1,505,352	–	1,505,352	44.84p	Note 20iv	22.02.14
Barry Price							
(ii)	54,026	–	(54,026)	–	74p	16.12.98	15.12.03
(i)	108,053	–	(108,053)	–	74p	17.12.98	15.12.03
	162,079	–	(162,079)	–			

**Appointed 23 February 2004.*

Notes on performance conditions

(i) These options were granted prior to the Company's flotation, and exercise of these options is conditional upon the Company's issued ordinary shares being listed or quoted on the London Stock Exchange, the Alternative Investment Market, NASDAQ or EASDAQ or upon a change of control of the Company. This condition has been satisfied.

(ii) No performance conditions attached.

(iii) The Company's share price should have risen by at least 52% on or after the third anniversary of the date of grant.

(iv) The Company's share price should have risen by at least 52% on the third anniversary of the date of grant or, failing that, by an additional 15% per annum on or before the fifth anniversary of the date of grant as set out above.

(v) Conditional upon securing a commercial agreement in respect of the Group's then lead product. This condition was satisfied in October 1999.

On 23 February 2004 Dr Ursula Ney was appointed Chief Operating Officer. In order to secure her recruitment, the Company granted her two options each over 752,676 ordinary shares. One of these options was granted under the Antisoma Share Option Plan as described above. The second option was granted as an individual option agreement on the same terms except that if the performance condition is not satisfied on the third anniversary of grant, it lapses.

No other Directors have been granted share options in the shares of the Company or other Group companies. No options were exercised by Directors and no options lapsed during the year other than as stated above. Where options have performance-related conditions attached to them, these are detailed in Note 19 to the financial statements as indicated above and on page 38. The market price of the Company's shares at the end of the year was 17p on the LSE and the range of market prices during the year was between 14p and 49.75p on the LSE.

Total shareholder return (unaudited)

Source: Thomson Financial



280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
Value (£)
Jun 99
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Antisoma
FTSE Pharm and Biotech Index

Total shareholder return looks at the value of £100 invested in Antisoma plc on 30 June 1999 over the period to 30 June 2004 compared with £100 invested in the FTSE All Share Pharmaceutical and Biotechnology Index, which the Directors believe provides the most appropriate comparison of the return to shareholders of Antisoma plc with the return represented by an index of other companies in its sector.

On behalf of the Board

Ann Hacker
Chairman of the Remuneration Committee, 14 September 2004

Corporate governance

The Group seeks to follow best practice in corporate governance and has complied throughout the year with the best practice provisions of the Combined Code on corporate governance embodied in the Listing Rules of the UK Listing Authority, in effect for the financial year to 30 June 2004. The new Combined Code, published in July 2003, takes effect for the financial year commencing 1 July 2004. The Group intends to comply with the provisions of the new Code and has already taken steps to do so. This report together with the Report of the Board on remuneration sets out the manner in which the Group has applied the principles contained in the Combined Code.

Board of Directors
The Directors bring a range of relevant expertise and experience to the Board. As at 30 June 2004, the Board of Directors comprised: a Non-Executive Chairman, Barry Price; four additional Non-Executive Directors, Grahame Cook, Ann Hacker, Birgit Norinder (appointed on 9 December 2003) and Michael Pappas, of whom the first three are regarded as independent; and three Executive Directors. James Coombes, who resigned on 9 December 2003, was also a Director during the year. Biographical details are provided on pages 10 and 11. As noted on page 18, Barry Price has a beneficial interest in 541,312 shares and Grahame Cook has a beneficial interest in 258,570 shares. In the opinion of the Board these shareholdings do not impair their independent status.

James Coombes was the Senior Independent Non-Executive Director until the date of his resignation on 9 December 2003. The current Senior Independent Non-Executive Director is Grahame Cook.

The Board acknowledges its obligations to shareholders and others. Responsibilities of the Board include setting the Group's strategic aims, approval of operating plans, budgets and forecasts and the review of performance of the business against objectives, approval of major business matters and policies, the review and approval of reporting to shareholders, reviewing performance of management and ensuring the maintenance of internal controls to assess and manage financial and operational risks.

All Directors have direct access to the services and advice of the Company Secretary who is responsible for ensuring that relevant procedures, rules and regulations are complied with. The Board as a whole determines the appointment and removal of the Company Secretary. Directors may, at the Company's expense, seek independent legal advice on any matter relating to the discharge of their duties.

There are not less than six formal Board meetings scheduled each year. Other meetings are held as necessary. Meetings were fully attended excepting that Michael Pappas and Grahame Cook were each unable to attend one meeting during the year. Appropriate information for the business to be conducted is provided in advance of these meetings. The Directors may make further enquiries, as they deem appropriate.

The Non-Executive Chairman leads the process for new Board appointments and for making recommendations to the Board. Candidates are selected using external search consultants and applying objective criteria designed to ensure that new members bring a balance of skills and experience to the Board. All Board members, the majority of whom were independent, provided input to the process for the two appointments made during the year. The Board believes that these procedures are formal, rigorous, transparent and inclusive and comply with the principles of the Combined Code.

New Non-Executives receive an introduction to the business, meeting with senior executives for detailed discussions on the activities of the Group. Relevant training seminars have been attended by various Board members to assist in their further professional development.

The Board delegates certain other responsibilities to committees, which have their own terms of reference, details of which are set out below.

Board committees
The Executive Board is responsible for the implementation of strategy and has day-to-day responsibility for managing the Group. It is chaired by Glyn Edwards and comprises the Executive Directors of the Company.

The Audit Committee is chaired by Grahame Cook. Barry Price, Birgit Norinder (appointed 9 December 2003) and James Coombes (resigned 9 December 2003) were also members during the year. The Audit Committee is responsible for monitoring the integrity and compliance of the financial statements and reviewing significant financial judgements contained therein and for ensuring that arrangements for the independent audit of the annual report and accounts and review of interim financial statements are appropriate and effective. The Audit Committee reviews the internal financial control systems, treasury management procedures and controls and, together with the Board, risk management systems. The Audit Committee met three times during the year, with the Company's external auditors and the Chief Financial Officer attending as appropriate. The Audit Committee conducted a self-assessment of its performance during the year by reference to an evaluation checklist obtained from the Audit Committee Institute. The Chair of the Audit Committee has also been nominated as the person to whom any financial or other matters of impropriety ('whistle-blowing') may be reported. The Audit Committee takes sufficient steps to ensure that it is satisfied with the independence of the auditors.

The Remuneration Committee makes recommendations to the Board regarding the compensation policy for Executive Directors and senior management. It is comprised entirely of independent Non-Executive Directors: Ann Hacker was appointed chairperson on 9 December 2003, replacing James Coombes, who resigned on the same date. Grahame Cook and Barry Price (appointed 9 December 2003) were also members during the year. The Report of the Board on remuneration is set out on pages 16 to 19.



Relationship with shareholders
The Company is committed to maintaining good relations with its shareholders through the provision of financial updates, interim and annual reports, press releases, presentations at conferences, through its website www.antisoma.com and through meeting with shareholders in general meetings. Individual meetings with significant institutional shareholders are also arranged for both the Executive and Non-Executive Directors.

The Board of Directors has overall responsibility for ensuring that the Group maintains adequate systems of internal control. Such a system is designed to manage rather than eliminate risks and therefore can only provide reasonable and not absolute assurance against material misstatement or loss.

The Group has established a formal process which accords with the Turnbull guidance for identifying and evaluating the significant risks faced by the Group and carries out a comprehensive risk assessment at least annually. The Board regularly reviews the system of internal controls and the effectiveness of risk identification and evaluation, updating the risk assessment as appropriate. This review process has been in place throughout the year up to the date of approval of the annual report and accounts and covers risk management and controls of financial, operational and regulatory matters. The Group has reviewed its internal financial controls and also carried out operational risk assessments and reviewed insurance provisions. In view of the Group's relatively small size the Board does not consider it appropriate to have an internal audit function.

The BioIndustry Association ('BIA') Code of Best Practice
The UK BioIndustry Association, of which Antisoma is a member, has published a code to establish principles of best practice for information communication and management amongst its members. The principles support and extend the Company's duty to publish and communicate information in a fair, equal and balanced manner. The principles and provisions embedded in the Code need to be reported on in financial statements for periods commencing on or after 1 January 2000. The Board is committed to providing quality dialogue with their investors and other interested parties and confirm that the Group has complied with the Code for the year under review.

Going concern
As at 30 June 2004 the Group had cash and liquid resources of approximately £39 million. The Directors have a reasonable expectation that the Group has adequate cash resources to continue to meet the requirements of the business for at least the next 12 months and have therefore adopted the going concern basis in preparing the financial statements.

Statement of Directors' responsibilities
Company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that year. The Directors are required to prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 30 June 2004 and that applicable accounting standards have been followed.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Group's website; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Information published on the internet is accessible in many different countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Raymond Spencer
Company Secretary

Independent auditors' report to the members of Antisoma plc

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated and Company balance sheet, the consolidated cash flow statement and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ('the auditable part').

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Joint Chief Executive and Chairman's statement, the Financial review, the Directors' report, the Corporate social responsibility review, the unauditable part of the Report of the Board on remuneration, the Corporate governance statement, and the sections entitled 'Year in focus', 'Antisoma – at a glance' and the 'Review of operations'.

We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code, issued in June 1998, specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:
- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 June 2004 and of the loss and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Cambridge
14 September 2004



Consolidated profit and loss account

for the year ended 30 June 2004

	Notes	2004 £'000	2003 £'000
Revenue	2	**18,118**	11,837
Operating expenses	3	**(21,244)**	(17,212)
Operating loss		**(3,126)**	(5,375)
Interest receivable		**1,340**	978
Loss on ordinary activities before taxation		**(1,786)**	(4,397)
Taxation on ordinary activities	7	**1,178**	1,098
Loss on ordinary activities after taxation and retained loss for the year	8	**(608)**	(3,299)
Loss per 1p share Basic and diluted	9	**0.25p**	1.5p

All activities relate to continuing operations.

There are no recognised gains and losses, other than those included in the results above, and accordingly no separate statement of total recognised gains and losses has been presented.

Consolidated balance sheet

as at 30 June 2004

	Notes	2004 £'000	2003 £'000
Fixed assets			
Tangible assets	11	1,280	263
Current assets			
Debtors	13	2,167	3,529
Short-term deposits	16	22,381	31,854
Cash at bank and in hand	16	16,452	2,141
		41,000	37,524
Creditors: amounts falling due within one year	14	(10,291)	(13,013)
Net current assets		30,709	24,511
Total assets less current liabilities		31,989	24,774
Creditors: amounts falling due after more than one year	15	(2,485)	(8,715)
Provisions for liabilities and charges		(12)	(70)
Net assets		29,492	15,989
Capital and reserves			
Called up share capital	18	6,993	6,613
Share premium account	20	69,683	55,952
Other reserves	20	4,300	4,300
Profit and loss account	20	(51,484)	(50,876)
Total shareholders' funds		29,492	15,989
Shareholders' funds analysed as:			
Equity shareholders' funds		25,160	11,657
Non-equity shareholders' funds	18	4,332	4,332
		29,492	15,989

The financial statements, comprising the Consolidated profit and loss account, Consolidated and Company balance sheets, Consolidated cash flow statement and related notes, were approved by the Board of Directors on 14 September 2004 and were signed on its behalf by:

Barry Price
Director



Company balance sheet

as at 30 June 2004

Fixed assets	Notes	2004 £'000	2003 £'000
Investments	12	1,346	1,346
Current assets			
Debtors:			
Amounts falling due within one year	13	7	27
Amounts falling due after more than one year	13	77,320	62,216
		77,327	62,243
Creditors: amounts falling due within one year	14	(28)	(43)
Net current assets		77,299	62,200
Net assets		78,645	63,546
Capital and reserves			
Called up share capital	18	6,993	6,613
Share premium account	20	69,683	55,952
Merger reserve	20	342	342
Profit and loss account	20	1,627	639
Total shareholders' funds		78,645	63,546
Shareholders' funds analysed as:			
Equity shareholders' fund		74,313	59,214
Non-equity shareholders' funds	18	4,332	4,332
		78,645	63,546

The financial statements, comprising the Consolidated profit and loss account, Consolidated and Company balance sheets, Consolidated cash flow statement and related notes, were approved by the Board of Directors on 14 September 2004 and were signed on its behalf by:

B.J. Price

Barry Price
Director

Consolidated cash flow statement

for the year ended 30 June 2004

	Notes	2004 £'000	2003 £'000
Net cash (outflow)/inflow from operating activities	24	(9,616)	9,185
Returns on investments and servicing of finance			
Interest received		1,318	897
Net cash inflow from taxation		1,178	1,098
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(1,458)	(212)
Sale of tangible fixed assets		2	1
Purchase of intangible fixed assets		(697)	–
Net cash outflow for capital expenditure and financial investment		(2,153)	(211)
Net cash (outflow)/inflow before management of liquid resources and financing		(9,273)	10,969
Management of liquid resources			
Sale/(purchase) of current asset investments	25	9,473	(13,895)
Financing			
Issue of shares		15,204	4,147
Expenses paid in connection with share issues		(1,093)	–
		14,111	4,147
Increase in cash	25	14,311	1,221



Notes to the financial statements

for the year ended 30 June 2004

1. Principal accounting policies

Basis of accounting

The financial statements have been prepared in accordance with the Companies Act 1985 and applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been reviewed by the Board of Directors in accordance with Financial Reporting Standard ('FRS') 18, 'Accounting policies' and have been applied consistently, is set out below.

The financial statements are prepared in accordance with the historical cost convention.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings. The financial statements of Antisoma Research Limited have been consolidated using the principles of merger accounting.

The results of all other subsidiaries are included in the consolidated profit and loss account from the date that they are acquired. On acquisition, all of the subsidiaries' assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date.

Intra-group transactions, profits and balances are eliminated in full on consolidation.

Investments in subsidiaries are carried at the lower of cost or valuation in the Company's individual financial statements.

Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired.

The Group has applied the transitional arrangements available under FRS 10 'Goodwill and intangible assets'. Goodwill arising on the acquisition of subsidiaries and associates acquired prior to the adoption of FRS 10 was written off immediately against reserves as detailed in Note 20, and has not been reinstated. This goodwill was eliminated as a matter of accounting policy and will be charged in the profit and loss account on any disposal of the related business.

Intangible fixed assets

Intangible fixed assets other than goodwill, which comprise licences and rights, are stated at cost less a provision for amortisation. Amortisation is calculated to write off the cost of intangible assets in equal annual instalments over the lower of their legal and estimated useful lives but no longer than 20 years. The carrying values of intangible assets are subject to review when appropriate and any impairment is charged to the profit and loss account. Where a product is in a relatively early stage of development the full cost of the licences or rights purchased are written off in the year of purchase.

Tangible fixed assets

The cost of tangible fixed assets is their purchase cost, together with any incidental costs of acquisition.

Depreciation is provided to write off the cost or valuation, less estimated residual values, of all fixed assets, over their expected useful lives. It is calculated at the following rates:

Office equipment	15% per annum
Computers – office and laboratory	33% per annum
Office fixtures and fittings	33% per annum
Laboratory fixtures and fittings	20% per annum
Laboratory equipment – owned	20% per annum
Laboratory equipment – leased	20% per annum

Short-term deposits

Bank deposits, which are not repayable on demand, are treated as short-term deposits in accordance with FRS 1 'Cash flow statements'. Movements in such deposits are included under 'Management of liquid resources' in the Group's cash flow statement.

Deferred taxation

Provision is made for deferred taxation in accordance with FRS 19 'Deferred tax' on all material timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax assets and liabilities are not discounted.



Notes to the financial statements continued

for the year ended 30 June 2004

1. Principal accounting policies continued

Finance and operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term. Leasing agreements that transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. The Group ensures that such leases include an option to purchase the asset at the end of the lease term and so assets held under finance leases are depreciated over the useful lives of equivalent owned assets.

Revenue

Revenue, which excludes value added tax, represents the value of goods and services supplied.

The Group has adopted the provisions of FRS 5 Application Note G 'Revenue Recognition', which has had no impact on the amounts recognised in current or prior years.

Amounts received or receivable under research and development contracts and collaborative research agreements are recognised as revenue in the period in which the related costs are incurred. Amounts received or receivable in respect of milestone payments are recognised as revenue when the specific conditions stipulated in the licence agreements have been satisfied or are recognised over the period to completion of relevant phase of development, which is consistent with the principle that revenue is recognised in accordance with the Group's performance under the relevant contract. Amounts receivable as option fees to access the Group's intellectual property are spread over the option period.

Revenue arising from collaborative agreements consisting of multiple elements is allocated to those elements in accordance with contractual terms, which are indicative of the fair values of the individual elements.

Amounts received under development agreements represent contributions to the Group's development programmes and are recognised as revenue in the period over which the related costs are incurred. All costs relating to these development programmes are recorded as research and development expenditure. As revenue represents contributions towards costs incurred, no amounts have been allocated to costs of sales.

Research and development expenditure

Research and development expenditure is written off to the profit and loss account as it is incurred.

Financial instruments

Forward exchange contracts are re-valued to balance sheet rates with net unrealised gains and losses being shown as part of debtors or creditors. The premium or discount on these contracts (that is, the difference between spot and forward rate) is recognised as part of interest payable or receivable over the term of the contract, if material.

Foreign currency

Transactions denominated in foreign currencies have been translated into sterling at actual rates of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at rates ruling at the balance sheet date. Exchange differences have been included in operating loss.

Pension costs

Retirement benefits to employees and Directors are provided by defined contribution pension schemes. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions made by the Group are charged to the profit and loss account in the year to which they relate.

Employee share schemes

In accordance with the provisions of UITF Abstract 25, 'National Insurance contributions on share option gains', the Group makes charges to the profit and loss account for the potential employer's national insurance liability on options granted, spread over the vesting period of those options, to the extent that this liability is not offset by amounts recoverable from those to whom the options have been granted.

2. Segmental information

The Directors are of the opinion that the Group has only one class of business.

The geographical analysis of revenue is as follows:

	2004 £'000	2003 £'000
United States of America	–	1,232
Europe	**18,118**	10,605
Total revenue	**18,118**	11,837

All revenue and losses before taxation originated in the United Kingdom.



3. Operating expenses

	2004 £'000	2003 £'000
Administration expenses	4,660	4,179
Research and development	16,584	13,033
Total operating expenses	21,244	17,212

4. Directors' emoluments

Directors' emoluments receivable by Directors of Antisoma plc from Antisoma Group companies are as follows:

	2004 £'000	2003 £'000
Aggregate emoluments:		
Emoluments and benefits	835	680
Pension contributions	62	37
Sums paid to third parties for Directors' services	16	32
Highest-paid Director:		
Emoluments and benefits	398	369
Pension contributions	34	22

The three Executive Directors (2003: two) have retirement benefits accruing to them from money purchase schemes, in respect of qualifying services.

Detailed information concerning Directors' remuneration and interests in share options is set out in the report of the Board on remuneration on pages 16 to 19.

5. Employment Information

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

	2004 Number	2003 Number
By activity		
Administration, research and development	58	45

	2004 £'000	2003 £'000
Staff costs (for the above persons):		
Wages and salaries	4,171	3,405
Social security costs	491	372
Other pension costs (see Note 28)	287	208
	4,949	3,985

Social security costs include a net charge of £nil (2003: £5,000) for employer's National Insurance arising on share options issued on or after 6 April 1999.



Notes to the financial statements continued

for the year ended 30 June 2004

6. Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging/(crediting):

	2004 £'000	2003 £'000
Auditors' remuneration:		
Audit services (Company 2004: £3,500; 2003: £3,500)		
Statutory audit	39	35
Audit-related regulatory reporting	13	13
Further assurance services	65	22
Tax services		
Compliance services	8	6
Advisory services	2	10
Amortisation of intangible fixed assets	697	-
Depreciation:		
Tangible owned fixed assets	440	161
Assets held under finance leases	-	17
Hire of plant and machinery – operating leases	3	5
Hire of other assets – operating leases	427	270
Net foreign exchange differences	(19)	18

Non-audit fees of £193,000 (2003: £nil) charged by the Company's auditors in relation to their role as reporting accountants in the Company's placing and open offer in December 2003 were charged against the share premium account and are not included in the above figure.

7. Tax on loss on ordinary activities

No corporation tax liability arises on the results for the year due to the loss incurred. The tax credit for the period of £1,178,000 (2003: £1,098,000) relates to the Research and Development tax credit claim in respect of 2003.

At 30 June 2004, the Group had tax losses available for carry forward in excess of £46 million (2003: £48 million) subject to agreement with the Inland Revenue.

The tax assessed for the period is different from that assessed at the standard rate of corporation tax in the UK of 30%. The differences are explained below:

	2004 £'000	2003 £'000
Loss on ordinary activities before taxation	(1,786)	(4,397)
Loss on ordinary activities multiplied by the standard rate of UK corporation tax at 30%	(536)	(1,319)
Effects of:		
Depreciation lower than capital allowances	(351)	(57)
Expenses not deductible for tax purposes	16	12
Current year movement in losses carried forward	871	1,364
Research and development tax credit	1,178	1,098
Current tax credit for the period	1,178	1,098

The Group may apply for research and development tax relief in respect of research and development expenditure incurred in the period.

8. Profit for the financial year

As permitted by Section 230 of the Companies Act 1985, the parent company's profit and loss account has not been included in these financial statements.

The parent company's result for the financial year was a profit of £988,000 (2003: £523,000).



9. Loss per share
Basic and diluted loss per share are calculated by dividing the loss after taxation of £608,000 (2003: £3,299,000) by the weighted average number of ordinary shares in issue during the year of 247,848,000 (2003: 216,875,000).

The Company has no dilutive potential ordinary shares in issue because it is loss making.

10. Intangible fixed assets

Group	£'000
Cost	
At 1 July 2002	791
Additions	–
At 30 June 2003	791
Additions	697
At 30 June 2004	**1,488**
Aggregate amortisation	
At 1 July 2002	791
Charge for the year	–
At 30 June 2003	791
Charge for the year	697
At 30 June 2004	**1,488**
Net book value at 30 June 2004 and 2003	**–**



Notes to the financial statements continued

for the year ended 30 June 2004

11. Tangible fixed assets

	Office computers and equipment (owned) £'000	Computer and laboratory equipment (leased) £'000	Laboratory computer and equipment (owned) £'000	Total £'000
Cost				
At 1 July 2002	407	161	529	1,097
Additions	55	–	157	212
Disposals	(20)	–	–	(20)
At 30 June 2003	442	161	686	1,289
Additions	386	–	1,072	1,458
Disposals	(15)	–	–	(15)
At 30 June 2004	**813**	**161**	**1,758**	**2,732**
Depreciation				
At 1 July 2002	321	144	402	867
Charge for year	57	17	104	178
Disposals	(19)	–	–	(19)
At 30 June 2003	359	161	506	1,026
Charge for year	155	–	285	440
Disposals	(14)	–	–	(14)
At 30 June 2004	**500**	**161**	**791**	**1,452**
Net book value				
At 30 June 2004	**313**	**–**	**967**	**1,280**
At 30 June 2003	83	–	180	263

Those assets which are classified as leased assets are on secondary leases for which a peppercorn rent is paid.

Company

The Company has no tangible fixed assets.

12. Investments

Company	2004 £'000	2003 £'000
Cost and valuation of interests in Group undertakings		
At start of period	1,346	1,403
Write down of investments	–	(57)
At end of period	1,346	1,346

Interests in Group undertakings

Name of undertaking	Country of incorporation	Description of shares held	Proportion of nominal value of issued shares held by the Group %
Antisoma Research Limited	Great Britain	1p 'A' ordinary and £1 redeemable preference	100
Spring Fall Limited	Great Britain	1p ordinary	100
Cancer Therapeutics Limited	Great Britain	£1 'A' ordinary and 25p 'B' ordinary	100

The principal business activities of these subsidiary undertakings are:

- Antisoma Research Limited – development and commercialisation of potential therapeutic products for the treatment of cancer;
- Cancer Therapeutics Limited – dormant; and
- Spring Fall Limited – dormant.

13. Debtors

Group	2004 £'000	2003 £'000
Amounts falling due within one year:		
Trade debtors	–	8
Other debtors	286	450
Prepayments and accrued income	1,881	3,071
	2,167	3,529

Company	2004 £'000	2003 £'000
Amounts falling due within one year:		
Amounts owed by Group undertakings	–	–
Prepayments and accrued income	7	27
	7	27
Amounts falling due after more than one year:		
Amounts owed by Group undertakings	77,320	62,216
	77,327	62,243

There are no fixed repayment terms in respect of the amounts owed by Group undertakings, which represent the funding of ongoing research and development requirements.

Notes to the financial statements continued

for the year ended 30 June 2004

14. Creditors: amounts falling due within one year

Group	2004 £'000	2003 £'000
Trade creditors	1,337	2,219
Other taxation and social security	330	115
Other creditors	-	28
Accruals and deferred income	8,624	10,651
	10,291	13,013

Company		
Accruals and deferred income	28	43

15. Creditors: amounts falling due after more than one year

Group	2004 £'000	2003 £'000
Accruals and deferred income	2,485	8,715

Company

The Company has no creditors falling due after more than one year.

16. Financial instruments

The financial risks faced by the Group include interest rate risk, credit risk and currency risk. The Board reviews and agrees policies for managing each of these risks. Where appropriate, the Group uses derivative financial instruments to reduce exposure to foreign exchange risk; it does not use derivative financial instruments for trading purposes.

The Group's main objectives in using financial instruments are the maximisation of returns from funds held on deposit and, when appropriate, the generation of additional cash resources through financing arrangements for capital assets and the issue of shares. The Group also considers whether to use forward contracts in order to manage the cash flow risk associated with foreign currency revenues and purchases.

The Group's policy is to raise cash in advance of when it is required and when market conditions are appropriate, using those financial instruments that can be negotiated with the providers of finance at that time.

The Group's results and liquidity are affected by fluctuations in foreign currency exchange rates principally in respect of the US dollar and the euro. The main foreign currencies in which the Group has transactions are US dollars or euros. The Group's income in 2004 was in sterling (2003: sterling and US dollars). The Group has maintained a balance of US dollars in order to meet certain anticipated liabilities to suppliers requesting payments in US dollars. The Group has sold and purchased US dollars at the spot rates to maintain this balance as appropriate. The Directors will monitor the Group's exposure to foreign currencies in the future and enter into forward contracts as it is deemed appropriate.

The balance sheet position at the year end is not representative of the position throughout the year, as cash and short-term investments fluctuate considerably depending on when fundraising activities or commercial transactions have occurred.

Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures.



16. Financial instruments continued

Interest rate risk profile of the Group's financial liabilities

No interest is payable on the Group's provision for National Insurance on share options.

Other than short-term liabilities that have been excluded, the Group has no liabilities that are exposed to interest risk.

The maturity profile of the Group's financial liabilities is shown in Note 15.

Interest rate risk profile of the Group's financial assets

	Cash at bank and in hand 2004 £'000	Short-term deposits 2004 £'000	Cash at bank and in hand 2003 £'000	Short-term deposits 2003 £'000
Sterling	15,788	22,381	1,759	31,854
US dollars	664	–	382	–
	16,452	22,381	2,141	31,854
Floating rate	16,452	7,881	2,141	11,354
Fixed rate	–	14,500	–	20,500
	16,452	22,381	2,141	31,854

The fixed rate short-term deposits in sterling and US dollars were placed with banks for between one week and 12 months and earned interest of between 3.26% and 4.71% in the year ended 30 June 2004. Floating rate cash earns interest based on relevant national LIBID equivalents.

Currency risk profile

The Group's functional currency is sterling, and the majority of its transactions are denominated in that currency. At 30 June 2004, the Group had net foreign currency assets/(liabilities) of £307,000 (2003: £(423,000)) in US dollars, £(990,000) (2003: £(220,000)) in EU currencies and £(45,000) (2003 £(240,000)) in other currencies.

Borrowing facilities

The Group had no unused borrowing facilities at 30 June 2004 or 30 June 2003.

Fair values

The preference shares described in Note 18 are not traded on an organised market. Nevertheless, the Directors are of the opinion that the fair value of the preference shares approximates to book value.

In the opinion of the Directors, there is no material difference between the fair value of cash and short-term investments and the carrying values referred to above. Carrying values approximate to fair values because of the short maturity period of these financial instruments.

The fair value of provisions for liabilities and charges (see Note 17) at 30 June 2004 is £12,000 (30 June 2003: £70,000) as this is the amount which would be payable if the liability had crystallised at the balance sheet date.



Notes to the financial statements continued

for the year ended 30 June 2004

17. Provisions for liabilities and charges

Group

Provision for employer's National Insurance on share option gains.

	2004 £'000	2003 £'000
At start of period	70	–
(Credited)/charged to profit and loss account	(58)	70
At end of period	12	70

£nil (2003: £2,000) of the above provision may be payable within one year as the options to which it relates had vested at the balance sheet date and the balance of £12,000 (2003: £68,000) will fall due outside of one year. This is offset by a credit to the profit and loss account of £12,000 (2003: £65,000) for amounts receivable from employees as reimbursement of employer's National Insurance arising on share options issued on or after 6 April 1999.

Deferred taxation

No provision for deferred taxation has been made as it is probable that no liability will arise in the foreseeable future due to the availability of tax losses. The amount unprovided of the total potential liability/(asset) is as follows:

	2004 £'000	2003 £'000
Amount unprovided		
Tax effect of timing differences:		
Excess of capital allowances over depreciation	270	(72)
Other short-term timing differences	–	(6)
Losses carried forward	(13,781)	(14,261)
	(13,511)	(14,339)

Company

The Company has no provisions for liabilities and charges.

18. Called up share capital

	2004 £'000	2003 £'000
Authorised		
299,430,000 (2003: 299,430,000) ordinary shares of 1p each	2,994	2,994
5,000,000 (2003: 5,000,000) preference shares of £1 each	5,000	5,000
	7,994	7,994

	2004 £'000	2003 £'000
Issued, allotted, called up and fully paid		
266,076,589 (2003: 228,065,648) ordinary shares of 1p each	2,661	2,281
4,331,683 (2003: 4,331,683) preference shares of £1 each	4,332	4,332
	6,993	6,613

On 14 January 2003, the Company issued 20,733,240 new ordinary shares of 1p each to Roche Finance Limited at a price of 20p per share for a total cash consideration of £4,146,648.

On 19 and 24 December 2003, the Company issued 38,010,941 new ordinary shares of 1p each at a price of 40p per share for a total cash consideration of £15,204,376.

The zero coupon convertible redeemable preference shares of £1 each have the following principal terms attached:

- no rights to receive dividends or other distributions out of the profits of the Company;
- on winding up, the preference shareholders rank above ordinary shareholders in payment of a sum equal to the nominal capital paid up but have no rights to participate further in the assets of the Company;
- no rights to receive notice of or attend or vote at any general meeting of shareholders;
- convertible into converted ordinary shares at any point in the two years commencing 1 July 2003. The shares are convertible based on a formula dividing the aggregate nominal amount of preference shares held by the average share price of ordinary shares for ten days before and after the conversion notice is served; and
- redeemable at the option of the Company at any time at par.

Notes to the financial statements continued

for the year ended 30 June 2004

19. Options in shares of Antisoma plc

Options have been granted over the following ordinary shares of 1p each:

Date granted	Number of shares	Subscription price	Period when excercisable
16 March 1998	648,321	Note i	Note i
31 March 1998	131,285	1p per share	17 December 1998 to 30 March 2005
16 December 1998	702,348	74p per share	17 December 1998 to 15 December 2008
16 December 1998	129,664	74p per share	Note ii to 15 December 2008
16 December 1998	189,088	32.4p per share	Note iii
9 July 1999	648,321	42.6 p per share	Note ii to 9 July 2009
16 December 1999	97,245	£1.041 per share	17 December 2002 to 15 December 2009
18 February 2000	378,853	£1.046 per share	Note iv to 17 February 2010
9 June 2000	452,564	£1.009 per share	Note iv to 8 June 2010
19 September 2000	263,752	£1.425 per share	Note iv to 18 September 2010
13 February 2001	218,863	£2.119 per share	Note iv to 12 February 2011
12 March 2001	4,139	£1.61 per share	Note iv to 11 March 2011
17 September 2001	919,604	37.5p per share	Note iv to 16 September 2011
16 April 2002	3,327,978	20.7p per share	Note iv to 15 April 2012
23 September 2002	6,526,854	12.34p per share	Note iv to 22 September 2012
20 February 2003	1,673,202	26.34p per share	Note iv to 19 February 2013
28 February 2003	89,152	26.34p per share	Note iv to 27 February 2013
1 October 2003	1,823,436	38.17p per share	Note iv to 30 September 2013
16 February 2004	2,163,227	43.125p per share	Note iv to 15 February 2014
23 February 2004	1,505,352	44.84p per share	Note iv to 22 February 2014
24 March 2004	192,307	39.00p per share	Note iv to 23 March 2014
1 April 2004	135,802	40.50p per share	Note iv to 31 March 2014
	22,221,357		

(i) 216,107 of the shares under option became exercisable on each of the first, second and third anniversaries of the date of grant or, if earlier, on the date of a change of control of the Company. The exercise price for the first tranche of options is 32.4p per share. The exercise prices for the second and third tranches are 38.9p per share and 46.6p per share, respectively. The options must be exercised on or before 15 March 2005.

(ii) One quarter of the total number of shares under option are exercisable on the date of grant. One quarter of the total number of shares under option became exercisable on each of the first, second and third anniversaries of the date of grant.

(iii) The shares are exercisable under two parallel options represented by the Antisoma plc Company Share Option Plan: Part A and Part B. Under Part A the options may only be exercised following an agreement for the commercialisation of R1549 and after three years of the date of grant. Under Part B they may be exercised following an agreement for the commercialisation of R1549 or, if earlier, on the date of a change of control of the Company. Shares under option may be acquired under either Part A or Part B of the Option Plan, but not both. The latest date that the options may be exercised is 15 December 2008.

(iv) The options are exercisable from the day following the third anniversary of grant or following a change in control of the Company. Exercise of the options is subject to certain conditions relating to share price performance.



20. Share premium account and reserves

Group	Share premium account £'000	Other reserves £'000	Profit and loss account £'000
At 1 July 2002	52,013	4,300	(47,577)
Issue of shares	3,939	–	–
Expenses of share issue	–	–	–
Loss for the year	–	–	(3,299)
At 30 June 2003	55,952	4,300	(50,876)
Issue of shares	14,824	–	–
Expenses of share issue	(1,093)	–	–
Loss for the year	–	–	(608)
At 30 June 2004	**69,683**	**4,300**	**(51,484)**

Other reserves represents the reserve arising on the acquisition of Antisoma Research Limited accounted for as a Group reconstruction.

At 30 June 2004, the cumulative goodwill resulting from acquisitions, which had been written off, was £1,570,000 (2003: £1,570,000).

Company	Share premium account £'000	Merger reserve £'000	Profit and loss account £'000
At 1 July 2002	52,013	342	116
Issue of shares	3,939	–	–
Expenses of share issue	–	–	–
Retained profit for the year	–	–	523
At 30 June 2003	55,952	342	639
Issue of shares	14,824	–	–
Expenses of share issue	(1,093)	–	–
Retained profit for the year	–	–	988
At 30 June 2004	**69,683**	**342**	**1,627**

Notes to the financial statements continued

for the year ended 30 June 2004

21. Reconciliation of movements in Group shareholders' funds

	2004 £'000	2003 £'000
Opening shareholders' funds	**15,989**	15,141
Issue of shares	**15,204**	4,147
Expenses of share issue	**(1,093)**	–
Loss for the year	**(608)**	(3,299)
Closing shareholders' funds	**29,492**	15,989

22. Capital commitments

The Group had £17,000 (2003: £736,000) of capital expenditure contracted for but not provided in the financial statements at 30 June 2004 relating to a retention payment for the extension of laboratories at St George's Hospital, London. The Company had £nil (2003: £nil) of capital expenditure contracted for but not provided in the financial statements.

23. Financial commitments

At 30 June 2004 the Group and Company had annual commitments under non-cancellable operating leases as follows:

Group	Land and buildings 2004 £'000	Other 2004 £'000	Land and buildings 2003 £'000	Other 2003 £'000
Expiring within one year	–	–	–	1
Expiring between two and five years inclusive	201	18	–	12
Expiring in more than five years	240	–	240	–
	441	**18**	240	13

Company	Land and buildings 2004 £'000	Land and buildings 2003 £'000
Expiring within one year	–	–
Expiring between two and five years inclusive	–	–
Expiring in more than five years	**240**	240
	240	240

24. Reconciliation of operating loss to net cash outflow from operating activities

	2004 £'000	2003 £'000
Operating loss	**(3,126)**	(5,375)
Depreciation (net of disposals)	**440**	179
Amortisation of intangibles	**697**	–
Decrease/(increase) in debtors	**1,383**	(2,551)
(Decrease)/increase in creditors	**(9,010)**	16,932
Net cash (outflow)/inflow from operating activities	**(9,616)**	9,185



25. Reconciliation of net cash flow to movement in net funds

	2004 £'000	2003 £'000
Increase in cash for the year	14,311	1,221
Cash (inflow)/outflow from (sale)/purchase of current asset investments	(9,473)	13,895
Movement in net funds in the year	4,838	15,116
Net funds at start of the year	33,995	18,879
Net funds at end of the year	**38,833**	33,995

26. Analysis of net funds

	Cash at bank and in hand £'000	Short-term deposits £'000	Total £'000
At 30 June 2002	920	17,959	18,879
Cash flow	1,221	13,895	15,116
Other non-cash changes	–	–	–
At 30 June 2003	2,141	31,854	33,995
Cash flow	14,311	(9,473)	4,838
At 30 June 2004	**16,452**	**22,381**	**38,833**

27. Related party disclosures

The Company has taken advantage of the exemption available to parent companies under FRS 8 'Related Party Disclosures' not to disclose transactions and balances with Group entities which have been eliminated on consolidation.

Transactions with Directors

During the year the Directors of the Company purchased new ordinary shares of 1p each as follows:

Director	Number of shares acquired	Price per share
Glyn Edwards	25,000	£0.40
Raymond Spencer	33,705	£0.40
Barry Price	49,210	£0.40
Grahame Cook	31,521	£0.40

Transactions with Kudos Independent Financial Services Limited

Kudos Independent Financial Services Limited (KIFS) is a related party because Michael Pappas is a Director of the Company and of KIFS. KIFS advises the Company in relation to pensions, permanent health insurance and life assurance and derives its income by way of commission from the suppliers of these products. No income is derived directly from the Company.

Transactions with Leventis Holding SA

Leventis Holding SA (LH) is a related party as it was a substantial shareholder in Antisoma plc during the year under review. Michael G Pappas is the representative of Leventis Holding on the Board of Antisoma plc.

Antisoma Research Limited's offices are located at West Africa House, Ealing, London. These offices are sub-leased from Leventis Overseas Limited (a subsidiary of LH). Rent has been charged on the space sub-leased by Antisoma Research Limited at the rate of £201,000 (2003: £129,000) per annum, with an additional annual service charge of £14,000 for 2004 (£14,000 for 2003). During 2000, Antisoma Research Limited took on additional space at West Africa House and made an upfront payment of rent which was put towards the fitting out costs of the space by LH. Accordingly this upfront payment has been amortised over the three years of the lease. During the period the remaining £nil (2003: £13,000) of the payment was charged to the profit and loss account with a balance of £nil (2003: £nil) held within prepayments. Additional charges have been made in the year amounting to £19,000 (2003: £25,000). £72,000 (2003: £54,000) remained outstanding at the year end.



Notes to the financial statements continued

for the year ended 30 June 2004

28. Pension obligations

The Group operates a defined contribution Group personal pension scheme for employees and Directors. The total pension cost for the Group was £287,000 (2003: £208,000). At the year end there were outstanding pension obligations of £nil (2003: £28,000).

